SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2015 and 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: June 22, 2016	/s/ J. RITCHIE
J. Ritchie
Member of 401(k) Administrative Committee

Date: June 22, 2016	/s/ DANIEL GOFF
Daniel Goff
Member of 401(k) Administrative Committee

Date: June 22, 2016	/s/ GEORGE ZINN
George Zinn
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR AS OF DECEMBER 31, 2015

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Supplemental Schedule of Assets Held at End of Year as of December 31, 2015	11

EXHIBIT:

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the Microsoft Corporation Savings Plus 401(k) Plan

Redmond, Washington

We have audited the accompanying statements of net assets available for benefits of Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets held at end of year as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 22, 2016

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2015	2014

ASSETS
Cash	$5,986,815	$5,672,423
Investments held by trustee, at fair value	13,582,604,176	12,417,632,077
Receivables:
Participant loans	111,386,236	103,400,059
Other receivables	8,409,201	15,678,861

Total receivables	119,795,437	119,078,920

Total assets	$13,708,386,428	$12,542,383,420

LIABILITIES
Operating payables	$4,067,784	$3,287,926
Other payables	5,812,112	6,249,250

Total liabilities	$9,879,896	$9,537,176

NET ASSETS AVAILABLE FOR BENEFITS	$13,698,506,532	$12,532,846,244

See accompanying notes.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2015	2014

ADDITIONS
Net investment income:
Interest and dividends	$82,857,978	$81,791,572
Net increase in fair value of investments	225,815,479	845,412,137

Total net investment income	308,673,457	927,203,709

Contributions:
Participant contributions	889,619,123	810,491,649
Employer contributions	256,503,739	249,160,178

Total contributions	1,146,122,862	1,059,651,827

Total additions before transfers	1,454,796,319	1,986,855,536

DEDUCTIONS
Benefits paid to participants	862,421,212	718,024,527

INCREASE IN NET ASSETS BEFORE TRANSFERS	592,375,107	1,268,831,009

Net transfers in	573,285,181	9,174,105

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,165,660,288	1,278,005,114

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	12,532,846,244	11,254,841,130

End of year	$13,698,506,532	$12,532,846,244

See accompanying notes.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plan Description

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc; Microsoft Payments, Inc; Microsoft Open Technologies, Inc; and Microsoft Technology Licensing. These entities represent Microsoft or wholly owned subsidiaries of Microsoft. Twisted Pixel Games was removed as a participating employer from the Plan as of September 30, 2015. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee (the “Plan Administrator”) and subject to the provisions of the Employee Retirement Income Security Act of 1974. The information below summarizes certain aspects of the Plan, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Eligibility

Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation

Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as stock awards, amounts realized on the exercise of Microsoft stock options, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or bonuses or expense allowances which are not based upon performance as an employee.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax basis and/or Roth basis using eligible compensation each pay period, subject to regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may also elect to make additional catch-up contributions to the Plan on a pre-tax basis and/or Roth basis. Additionally, all participants may contribute up to $20,000 annually on an after-tax basis. A participant’s aggregate contribution election (combined pre-tax, Roth, after-tax, pre-tax catch-up and Roth catch-up) may not exceed 75 percent of their eligible compensation per pay period. Participant contributions may be suspended at any time and reinstated at any subsequent entry date.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans.

Employer Contributions

In 2015, the Company made a pre-tax matching contribution of $0.50 for every $1.00 contributed (up to a 6 percent combined pre-tax and Roth contribution rate). Participants are matched only on regular pre-tax and Roth contributions and do not receive a match on after-tax contributions or catch-up contributions. The maximum Company match in 2015 was 3 percent of the participant’s eligible compensation, subject to regulatory limitations.

Beginning in January 2016, the Company increased their pre-tax matching contribution to $0.50 for every $1.00 contributed on a pre-tax and/or Roth basis (up to 50 percent of the maximum annual 401(k) pre-tax and Roth contribution limit of $18,000 for 2016).

Transfers

Nokia, Inc. (“Nokia”) was acquired by the Company in 2014 and the Nokia Plan assets merged into the Plan during 2015. The merged amounts are included as transfers in on the statements of changes in net assets available for benefits for the year ended December 31, 2015.

Employee Stock Ownership Plan Feature

The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP, but may invest their contributions and earnings in Microsoft Common Stock. Employees that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on contributions invested in Microsoft Common Stock and the earnings that accumulate on those contributions will automatically be reinvested in Microsoft Common Stock.

Beginning January 2016, the investment of new contributions or reallocation of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participants with existing Microsoft Common Stock as part of their account can retain those holdings, and dividends can continue to be reinvested or received in cash.

Participant Accounts

Each participant’s account is credited with (a) the participant elective deferrals (i.e. participant contributions) and the Company’s matching contribution (i.e. employer contributions) and (b) the allocation of Plan earnings and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including common stock, mutual funds, common collective trusts, and separately managed accounts. Participants also have the option to direct their investments through a brokerage account, which offers mutual funds and the option to invest in individual stocks.

Vesting

Participants are fully vested in all Plan accounts at all times.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the following participant account types: pre-tax and after-tax rollover accounts, after-tax accounts, pre-tax contribution accounts, and pre-tax catch-up contribution accounts. A hardship withdrawal will result in a six-month suspension of contributions to the Plan. Active participants may also take a withdrawal from their rollover and after-tax account types within the Plan without meeting one of the hardship criteria. After reaching age 59 1⁄2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash.

In-Plan Roth Conversions

Active participants may convert their Plan distribution-eligible balances to their Roth account within the Plan.

Administrative Expenses

Plan administrative expenses are paid by the Company to the extent not offset by expense reimbursements. Through September 30, 2015, certain PIMCO mutual fund investments offered in the Plan paid reimbursements back to Fidelity Management Trust Company (“Fidelity”), the Plan trustee. These reimbursements were used by the trustee to pay for Plan administrative expenses. Effective October 1, 2015, PIMCO no longer pays reimbursements back to Fidelity.

Participants are responsible for fees associated with certain transactions such as loan originations and maintenance, domestic relations order qualifications, and dividend checks. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination

Although it has not expressed an interest to do so, the Company has the right to modify, amend, suspend, or terminate the Plan at any time and for any reason. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from these estimates. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

Other Receivables and Payables

Other receivables and payables as of December 31, 2015 and 2014 primarily consist of unsettled trades. Other receivables also include accrued interest.

Recently Adopted Accounting Guidance

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting (Topic 960, Topic 962, and Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Under this ASU, investments need to be disaggregated only by general type within the statement of net assets available for benefits or within the notes. Additionally, investments representing 5 percent or more of net assets available for benefits no longer need to be listed individually, and presentation of net appreciation or depreciation of investments is required only in the aggregate. Employee benefit plans are also no longer required to disclose the investment strategies of plan investments that are both measured at fair value using the net asset value (“NAV”) practical expedient permitted by ASC 820-10 and in a fund entity that directly files Form 5500 with the U.S. Department of Labor. The ASU is effective for the Plan beginning January 1, 2016, with early adoption permitted.

Plan management has elected to early adopt this ASU in the current year and has implemented the guidance within these financial statements, including retrospective application to all prior periods presented. The primary impact of adoption resulted in application of the simplified disclosure guidance in Note 5 – Financial Instruments, and the removal of a separate note disclosing the balances of investments and net appreciation in the fair value of investments. There was no impact to total investments disclosed in the Plan’s financial statements or the notes.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). Under this ASU, investments for which the practical expedient is used to measure fair value at NAV must be removed from the fair value hierarchy. Instead, those investments must be included as a reconciling line item so that the total fair value amount of investments in the disclosure is consistent with the amount on the statement of net assets available for benefits. Further, the ASU requires entities to provide certain disclosures only for investments for which they elect to use the NAV practical expedient to determine fair value. The ASU is effective for the Plan beginning January 1, 2016, with early adoption permitted.

Plan management has elected to early adopt this ASU in the current year and has implemented the guidance within these financial statements, including retrospective application to all prior periods presented. The primary impact of adoption resulted in application of new disclosure guidance in Note 5 – Financial Instruments, which includes separate presentation of the investments valued using the NAV practical expedient. There was no impact to total investments disclosed in the Plan’s financial statements or the notes.

NOTE 2 — PARTICIPANT LOANS

Participant loans are available in $100 increments ranging from $1,000 to $49,500. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years (or 30 years for Nokia Plan legacy loans) or be less than 12 months from the first payment date. The term of a General Loan may not exceed five years (or 15 years for Nokia Plan legacy loans) or be less than 12 months from the first payment date.

The interest rate for loans is 1 percent plus the prime rate on Corporate Loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2015 was 3.25 percent to 9.00 percent, maturing at various dates through March 2044. The range of interest rates for outstanding General Loans as of December 31, 2015 was 3.25 percent to 4.25 percent, maturing at various dates through January 2021.

Loan repayments are made through after-tax payroll deductions. Employees who are terminated have 60 days to elect to continue to make loan repayments or payoff the loan in full. Failure of the employee to establish a loan repayment service or payoff the loan in full during this 60-day window results in a default of the loan, which is taxable income to the participant.

NOTE 3 — TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Plan by a letter dated August 21 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the Internal Revenue Code (“IRC”). The determination letter covered Plan amendments adopted from September 17, 2010 through August 5, 2014, and the trust agreement with Fidelity adopted on July 19, 2013. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity. Fidelity is the trustee and third-party administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. As of December 31, 2015 and 2014, the Plan held 20,830,786 shares of Microsoft Common Stock valued at $1,155,692,023 and 21,593,435 shares of Microsoft Common Stock valued at $1,003,015,044, respectively. During the years ended December 31, 2015 and 2014, the Plan recorded Microsoft Common Stock dividend income of $27,457,802 and $25,293,650, respectively.

NOTE 5 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. Our Level 1 non-derivative investments primarily include U.S. government securities, domestic and international equities, and actively traded mutual funds. Our Level 1 derivative assets include those actively traded on exchanges.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. Our Level 2 non-derivative investments consist primarily of mutual funds in our separately managed accounts. Our Level 2 derivative assets and liabilities primarily include certain over-the-counter futures contracts.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2015 and 2014, the Plan did not hold any financial instruments in Level 3.

Our collective trusts are valued using the NAV provided by the trustee in order to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Were the Plan to initiate a full redemption of a collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The collective trusts have no unfunded commitments, other redemption restrictions, or redemption notice periods. The portfolios are comprised of a mix of stocks, bonds, commodities, and cash and gradually become more conservative as the target year approaches.

Financial Instruments Measured at Fair Value

December 31, 2015	Level 1	Level 2	Total

Mutual funds	$910,285,907	$0	$910,285,907
Microsoft Common Stock	1,155,692,023	0	1,155,692,023
Separately managed accounts:
Common stock	2,342,094,991	0	2,342,094,991
Mutual funds	0	574,498,125	574,498,125
Other	105,479,056	7,521,130	113,000,186
Brokerage accounts	497,335,258	12,065,259	509,400,517

Total	$5,010,887,235	$594,084,514	5,604,971,749

Collective trusts measured at NAV			7,977,632,427

Total Investments			$13,582,604,176

December 31, 2014	Level 1	Level 2	Total

Mutual funds	$3,680,485,345	$0	$3,680,485,345
Microsoft Common Stock	1,003,015,044	0	1,003,015,044
Separately managed accounts:
Common stock	2,337,892,330	0	2,337,892,330
Mutual funds	313,584	538,385,292	538,698,876
Other	68,315,046	2,985,211	71,300,257
Brokerage accounts	419,313,170	13,783,590	433,096,760

Total	$7,509,334,519	$555,154,093	8,064,488,612

Collective trusts measured at NAV			4,353,143,465

Total Investments			$12,417,632,077

No significant transfers occurred between Level 1 and Level 2 for the years ended December 31, 2015 and 2014.

NOTE 6 — DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates; to enhance investment returns for the Plan; and to facilitate Plan portfolio diversification. Our Plan derivatives consist of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values, and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2015 and 2014. These derivative instruments are a component of the “Other” caption of separately managed accounts in Note 5 – Financial Instruments.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500, which is the annual return/report for the Plan:

December 31,	2015	2014

Net assets available for benefits per the financial statements	$13,698,506,532	$12,532,846,244
Less: benefits payable	(2,893,690)	(2,444,765)

Net assets per the Form 5500	$13,695,612,842	$12,530,401,479

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31,	2015	2014

Benefits paid to participants per the financial statements	$862,421,212	$718,024,527
Plus: increase in benefits payable at year end	448,925	232,496

Benefits paid to participants per the Form 5500	$862,870,137	$718,257,023

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31, but had not been paid as of that date.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2015

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value

BROKERAGE ACCOUNTS
BrokerageLink	509,400,517		$509,400,517

COMMON COLLECTIVE TRUSTS
BlackRock LifePath Index 2020	18,842,006		245,311,581

BlackRock LifePath Index 2030	53,515,668		736,360,344

BlackRock LifePath Index 2040	60,493,091		868,244,210

BlackRock LifePath Index 2050	28,904,888		430,527,750

BlackRock LifePath Index 2060	162,617		1,615,967

BlackRock LifePath Index Retirement	7,298,324		89,891,712

Fidelity Contrafund Pool	94,874,132		1,101,488,673

Fidelity Growth Company Pool	102,095,564		1,325,200,425

Vanguard Russell 1000 Growth Index Trust	4,428,179		484,531,325

Vanguard Russell 1000 Value Index Trust	6,219,350		668,766,675

Vanguard Russell 2000 Growth Index Trust	6,417,770		683,749,254

Vanguard S&P 500 Index Trust	12,301,261		1,341,944,511

EMPLOYER STOCK
Microsoft Common Stock *	20,830,786		1,155,692,023

MUTUAL FUNDS
Fidelity Institutional Money Market Fund	499,105,147		499,105,147

PIMCO All Asset All Authority	945,901		7,236,142

PIMCO Inflation Response Multi-Asset Response	1,117,718		8,729,376

Vanguard Short-Term Bond Index Fund (Signal)	37,892,161		395,215,242

SEPARATELY MANAGED ACCOUNTS
Artisan Mid Cap Account

Mutual Funds

SSBK GOVT STIF FUND	47,434,389		47,436,972

Publicly-traded Common Stock

ACTIVISION BLIZZARD INC	190,503		7,374,371

ACUITY BRANDS INC	21,378	4,998,176

ALKERMES PLC	189,826	15,068,388

AMETEK INC NEW	590,036	31,620,029

ARAMARK	139,224	4,489,974

ASPEN TECHNOLOGIES	299,898	11,324,148

ATHENAHEALTH INC	121,325	19,529,685

BECTON DICKINSON & CO	105,361	16,235,076

BOSTON SCIENTIFIC CORP	1,332,251	24,566,708

CARMAX INC	37,215	2,008,494

CEPHEID INC	252,180	9,212,135

CERNER CORP	169,840	10,219,273

CHIPOTLE MEXICAN GRILL INC	32,732	15,706,450

CIGNA CORP	141,235	20,666,918

CIMAREX ENERGY CO	94,225	8,421,831

CONCHO RESOURCES INC	60,983	5,662,881

CTRIP.COM INTL LTD ADR	180,805	8,376,696

DEXCOM INC	158,486	12,980,003

DOLLAR TREE INC	135,283	10,446,553

ELECTRONIC ARTS INC	388,797	26,718,130

ENVISION HEALTHCARE HLDGS INC	366,322	9,513,382

FORTUNE BRANDS HOME & SEC INC	528,483	29,330,807

GARTNER INC	180,671	16,386,860

GLOBAL PAYMENTS INC	404,285	26,080,425

GUIDEWIRE SOFTWARE INC	174,443	10,494,491

HARMAN INTL IND INC NEW	36,639	3,451,760

HD SUPPLY HLDGS INC	148,108	4,447,683

HUBBELL INC	40,027	4,044,328

IHS INC CL A	297,794	35,267,743

ILLUMINA INC	60,006	11,517,852

INCYTE CORP	53,280	5,778,216

INTERCONTINENTAL EXCHANGE INC	21,585	5,531,372

INTUIT INC	60,594	5,847,321

JD.COM INC SPON ADR	345,292	11,140,846

LEVEL 3 COMMUNICATIONS INC	263,166	14,305,704

LINKEDIN CORP CL A	46,296	10,420,304

LKQ CORP	1,232,949	36,532,279

LULULEMON ATHLETICA INC	84,088	4,412,097

MCGRAW HILL FINANCIAL INC	291,823	28,767,911

MICHAELS COS INC	309,094	6,834,068

MOBILEYE NV	93,375	3,947,895

MONSTER BEVERAGE CORP NEW	82,084	12,227,233

MOTOROLA SOLUTIONS INC	66,197	4,558,523

NETFLIX INC	20,305	2,322,486

NOBLE ENERGY INC	127,144	4,186,852

NVIDIA CORP	67,467	2,223,712

NXP SEMICONDUCTORS NV	152,242	12,826,389

PACWEST BANCORP	209,393	9,024,838

PALO ALTO NETWORKS INC	75,444	13,288,706

REGENERON PHARMACEUTICALS INC	70,435	38,237,048

ROPER TECHNOLOGIES INC	20,054	3,806,049

RPM INTERNATIONAL INC	262,822	11,579,937

SEATTLE GENETICS INC	223,633	10,036,649

SERVICENOW INC	133,101	11,521,223

SIGNET JEWELERS LTD (US)	174,688	21,607,159

TD AMERITRADE HOLDING CORP	517,902	17,976,378

TEXTRON INC	405,911	17,060,278

TIFFANY & CO	72,416	5,553,583

TRACTOR SUPPLY CO.	214,899	18,373,865

TWITTER INC	124,682	2,885,141

ULTA SALON COSMETICS & FRG INC	70,369	13,018,265

VERISK ANALYTICS INC	154,459	11,874,808

WASTE CONNECTIONS INC	278,489	15,684,500

WHITEWAVE FOODS CO CL A	402,710	15,669,446

WILLIAMS-SONOMA INC	112,186	6,552,784

WORKDAY INC CL A	165,497	13,186,801

Artisan Mid Cap Account		892,398,888

DFA Small Mid Value Account

Mutual Funds

SSBK STIF FUND	856,447	856,645

Convertible Securities

CATALYST BIOSCI CV 0% 2/19/18	16,524	5,628

Publicly-traded Common Stock

1 800 FLOWERS.COM INC CL A	6,700	48,776

AAR CORP	16,180	425,372

AARONS INC A	19,754	442,786

ABERCROMBIE & FITCH CO CL A	17,445	471,015

ABM INDUSTRIES INC	21,000	597,870

ABRAXAS PETROLEUM CORP	11,263	11,939

ACCO BRANDS CORP	22,598	161,124

ACCURIDE CORP	3,615	6,001

ACETO CORP	10,923	294,703

ACTUA CORP	6,824	78,135

ACTUANT CORP CL A	15,601	373,800

ACXIOM CORP	11,014	230,413

ADDUS HOMECARE CORP	2,816	65,556

ADT CORP	54,196	1,787,384

ADTRAN INC	18,025	310,391

ADVANCED ENERGY INDUSTRIES INC	13,327	376,221

AECOM	45,769	1,374,443

AEGION CORP	17,837	344,432

AEROCENTURY CORP	600	7,602

AEROVIRONMENT INC	1,959	57,732

AFFYMETRIX INC	73,629	742,917

AGCO CORP	29,989	1,361,201

AGILYSYS INC	1,319	13,177

AH BELO CORP CL A	7,747	38,735

AIR GAS INC	17,162	2,373,848

AIR LEASE CORP CL A	19,742	661,949

AIR TRANSPORT SERVICES GROUP	15,997	161,250

ALAMO GROUP INC	4,787	249,403

ALASKA AIR GROUP INC	15,506	1,248,388

ALASKA COMM SYS GROUP INC	8,586	15,026

ALBANY INTERNATIONAL CORP CL A	11,600	425,952

ALBANY MOLECULAR RESEARCH INC	3,936	78,130

ALBEMARLE CORP	17,842	1,004,505

ALCOA INC	35,742	352,774

ALERE INC	29,171	1,140,294

ALEXANDER & BALDWIN INC	9,439	333,291

ALICO INC	168	6,510

ALLEGHANY CORP DEL	4,830	2,308,402

ALLEGHENY TECHNOLOGIES INC	17,881	201,161

ALLIANCE ONE INTERNATIONAL INC	1,872	21,472

ALLIED WORLD ASSUR CO HLDS AG	31,390	1,167,394

ALLSCRIPTS HLTHCARE SOLS INC	30,709	472,304

ALMOST FAMILY INC	3,878	148,256

ALON USA ENERGY INC	21,397	317,531

ALPHA & OMEGA SEMICNDTR LTD	2,379	21,863

ALTRA INDUSTRIAL MOTION CORP	889	22,429

AMBAC FINANCIAL GROUP INC	7,328	103,252

AMEDISYS INC	7,542	296,551

AMERCO INC	1,657	645,402

AMERESCO INC-CL A	2,600	16,250

AMERICAN EAGLE OUTFITTERS INC	43,401	672,716

AMERICAN EQY INVT LIFE HLD CO	24,597	591,066

AMERICAN FINL GROUP INC OHIO	36,063	2,599,421

AMERICAN NATIONAL INSURANCE	1,761	180,097

AMERICAN PUBLIC EDUCATION INC	2,446	45,520

AMERICAN RAILCAR INDS INC	2,712	125,511

AMERICAN SCIENCE & ENGR INC	554	22,925

AMERICAN SUPERCONDUCTOR CORP	3,900	24,843

AMERICAN VANGUARD CORP	2,067	28,959

AMERICAS CAR MART INC	5,922	158,058

AMERIS BANCORP	7,977	271,537

AMERISAFE INC	6,300	320,670

AMKOR TECHNOLOGY INC	76,640	465,971

AMPCO-PITTSBURG CORP	700	7,182

AMSURG CORP	15,327	1,164,852

AMTECH SYSTEMS INC	1,525	9,547

ANALOGIC CORP	3,869	319,966

ANDERSONS INC	41,365	1,314,787

ANGIODYNAMICS INC	11,665	141,613

ANIKA THERAPEUTICS INC	3,013	114,976

ANIXTER INTL INC	1,982	119,693

APOLLO EDUCATION GROUP INC CL	34,927	267,890

APPLIED INDUSTRIAL TECH INC	8,596	348,052

APPROACH RESOURCES INC	5,151	9,478

APTARGROUP INC	1,588	115,368

ARC DOCUMENT SOLUTIONS INC	16,500	72,930

ARCBEST CORP	1,200	25,668

ARCH CAPITAL GROUP LTD	27,159	1,894,340

ARCHROCK INC	26,882	202,153

ARCTIC CAT INC	2,758	45,176

ARGAN INC	5,452	176,645

ARGO GROUP INTL	17,920	1,072,333

ARRIS GROUP INC	47,921	1,464,945

ARROW ELECTRONICS INC	38,268	2,073,360

ARROW FINANCIAL CORP	1,352	36,734

ASCENA RETAIL GROUP INC	36,591	360,421

INTREPID POTASH INC	3,127	9,225

INVACARE CORP	18,634	324,278

ASPEN INSURANCE HLDGS LTD	53,901	2,603,418

ASSOCIATED BANC CORP	67,707	1,269,506

ASSURANT INC	30,632	2,467,101

ASSURED GUARANTY LTD	50,022	1,322,081

ASTEC INDUSTRIES INC	34,356	1,398,289

ASTORIA FINANCIAL CORP	39,486	625,853

ATLANTIC TELE-NETWORK INC	180	14,139

ATLAS AIR WORLD	55,903	2,311,030

ATLAS FINANCIAL HOLDINGS INC	122	2,428

ATWOOD OCEANICS INC	26,259	268,630

AV HOMES INC	801	10,261

AVIAT NETWORKS INC	27,555	21,157

AVIS BUDGET GROUP	44,047	1,598,466

AVNET INC	55,970	2,397,755

AVX CORP	21,030	255,304

AXCELIS TECHNOLOGIES INC	63,000	163,170

AXIALL CORP	19,461	302,813

AXIS CAPITAL HOLDINGS LTD	42,084	2,380,692

AXT INC	4,000	9,920

AZZ INC	3,586	199,274

B&G FOODS INC	3,400	120,258

BABCOCK &WILCOX ENTERPR INC	2,943	61,420

BALDWIN & LYONS CL B	317	7,618

BANC OF CALIFORNIA INC	7,786	114,766

BANCFIRST CORP	2,900	171,042

BANCORP INC DEL	17,280	110,074

BANCORPSOUTH INC	37,040	892,294

BANK MUTUAL CORP	14,799	115,432

BANKFINANCIAL CORP	1,100	13,893

BANKRATE INC	28,717	381,936

BANNER CORP	4,707	216,710

BAR HARBOR BANKSHARES	651	22,407

BARNES & NOBLE EDUCATION INC	19,321	192,244

BARNES & NOBLE INC	24,693	215,076

BARNES GROUP INC	25,800	913,062

BASIC ENERGY SERVICES INC	17,051	45,697

BBCN BANCORP INC	30,816	530,652

BEACON ROOFING SUPPLY INC	15,564	640,926

BEL FUSE INC NV CL B	2,918	50,452

BELDEN INC	3,087	147,343

BELMOND LTD CL A	21,179	201,201

BEMIS INC	25,793	1,152,689

BENCHMARK ELECTRONICS INC	17,175	355,007

BENEFICIAL BANCORP INC	798	10,629

BERKLEY (WR) CORP	21,215	1,161,521

BERKSHIRE HILLS BANCORP INC	10,085	293,574

BGC PARTNERS INC CL A	1,445	14,175

BIG 5 SPORTING GOODS CORP	8,661	86,523

BIG LOTS INC	3,090	119,089

BIGLARI HLDGS INC	273	88,949

BILL BARRETT CORP	10,706	42,075

BIOSCRIP INC	3,300	5,775

BJ’S RESTAURANTS INC	595	25,865

BLOUNT INTL INC	2,000	19,620

BLUCORA INC	25,203	246,989

BNC BANCORP	800	20,304

BOB EVANS FARMS INC	15,936	619,114

BOINGO WIRELESS INC	9,057	59,957

BOISE CASCADE CO	2,974	75,926

BOK FINANCIAL COMMON NEW	6,421	383,912

BONANZA CREEK ENERGY INC	8,800	46,376

BON-TON STORES INC	1,228	2,579

BOSTON PRIVATE FINL HLDG INC	29,521	334,768

BOULDER BRANDS INC	1,800	19,764

BRAVO BRIO RESTAURANT GROUP	3,916	35,244

BRIDGE BANCORP INC	500	15,215

BRIDGEPOINT EDUCATION INC	18,749	142,680

BRIGGS & STRATTON CORP	8,095	140,044

BRIGHT HORIZONS FAMILY SOL INC	2,610	174,348

BRINKS CO	1,382	39,885

BRISTOW GROUP INC	8,587	222,403

BROADRIDGE FINANCIAL SOL	5,453	294,626

BROOKLINE BANCORP INC	32,544	374,256

BROOKS AUTOMATION INC	14,123	150,834

BRYN MAWR BANK CORP	3,100	89,032

BSQUARE CORP	4,808	29,281

C&J ENERGY SERVICES LTD	22,257	105,943

CABLE ONE INC W/I	1,235	535,570

CABOT CORP	46,506	1,901,165

CABOT MICROELECTRONICS CORP	458	20,051

CACI INTERNATIONAL INC	10,305	956,098

CAI INTERNATIONAL INC	1,664	16,773

CALAMOS ASSET MGMT INC CL A	2,536	24,548

CALATLANTIC GROUP INC	30,748	1,165,964

CALERES INC	27,400	736,786

CALGON CARBON	8,830	152,318

CALIFORNIA RES CORP	2,964	6,906

CALIX NETWORKS INC	5,000	39,350

CALLAWAY GOLF CO	27,812	261,989

CALLON PETROLEUM CO	21,278	177,459

CALPINE CORP	25,106	363,284

CAMBREX CORP	6,300	296,667

CAMDEN NATIONAL CORP	1,100	48,499

CAPE BANCORP INC	958	11,908

CAPITAL BANK FINL CORP SER A	10,500	335,790

CAPITOL FED FINL (2ND STEP CV)	60,409	758,737

CARDINAL FINL CORP	3,810	86,678

CAREER EDUCATION CORP	41,036	148,961

CARMIKE CINEMAS INC	3,383	77,606

CARPENTER TECHNOLOGY CORP	5,983	181,105

CARRIAGE SERVICES INC	2,882	69,456

CARRIZO OIL & GAS INC	6,754	199,783

CARROLS RESTAURANT GROUP INC	11,924	139,988

CASCADE BANCORP	2,711	16,456

CASCADE MICROTECH INC	3,401	55,266

CASELLA WASTE SYS INC CL A	2,218	13,264

CASEY GENERAL STORES	5,701	686,685

CASH AMERICA INTERNATIONAL INC	58,648	1,756,508

CATALYST BIOSCIENCES INC	2,185	6,839

CATHAY GENERAL BANCORP	28,553	894,565

CATO CORP CL A	11,900	441,728

CAVCO INDUSTRIES INC DEL	700	58,317

CBIZ INC	16,405	161,753

CDI CORP	5,805	39,242

CECO ENVIRONMENTAL CORP	2,959	22,725

CELADON GRP INC	6,138	60,705

CENTERSTATE BANKS INC	11,851	185,468

CENTRAL EUROPEAN MEDIA CL A(US	43,499	117,012

CENTRAL GARDEN & PET CO CL A	6,463	87,897

CENTRAL PACIFIC FINANCIAL CORP	13,924	306,606

CENTURY ALUMINUM COMPANY	34,476	152,384

CENTURY COMMUNITIES INC	2,909	51,518

CHART INDUSTRIES INC	4,863	87,339

CHARTER FINANCIAL CORP	449	5,931

CHASE CORP	400	16,292

CHECKPOINT SYSTEMS INC	16,577	103,938

CHEFS WAREHOUSE INC	817	13,628

CHEMICAL FINANCIAL CORP	6,858	235,024

CHEMTURA CORP NEW	38,368	1,046,295

CHICAGO BRIDGE & IRON (NY REG)	17,419	679,167

CHICAGO RIVET & MACHINE CO	300	6,996

CHICOS FAS INC	50,648	540,414

CHRISTOPHER & BANKS CORP	6,800	11,220

CHURCHILL DOWNS INC	451	65,300

CIBER INC	25,371	89,052

CINCINNATI FINANCIAL CORP	208	12,403

CIRCOR INTERNATIONAL INC	29,470	1,242,161

CIRRUS LOGIC INC	17,391	513,556

CIT GROUP INC	21,074	836,638

CITI TRENDS INC	80,103	1,702,189

CITIZENS & NORTHERN CORP	502	10,542

CITY HOLDING CO	250	11,410

CIVEO CORP	36,870	52,355

CLEAN HARBORS INC	5,282	219,995

CLEARWATER PAPER CORP	5,439	247,638

CLIFTON BANCORP INC	3,299	47,308

CLOUD PEAK ENERGY INC	85,400	177,632

CNB FINANCIAL CORP PA	2,100	37,863

COBIZ FINANCIAL INC	13,516	181,385

COCA COLA BOTTLING CO CONSOLID	1,400	255,514

COEUR MINING INC	19,985	49,563

COHERENT INC	5,126	333,754

COHU INC	11,478	139,071

COLUMBIA BANKING SYSTEMS INC	20,122	654,166

COLUMBIA SPORTSWEAR CO	6,985	340,589

COLUMBUS MCKINNON CORP NY	7,600	143,640

COMERICA INC	8,860	372,474

COMFORT SYSTEMS USA INC	14,500	412,090

COMMERCIAL METALS CO	47,300	647,537

COMMUNITY BANK SYSTEMS INC	13,404	539,511

COMMUNITY HEALTH SYS INC NEW	38,019	1,008,644

COMMUNITY TRUST BANCORP INC	3,456	121,893

COMSTOCK RESOURCES INC NEW	2,899	5,421

COMTECH TELECOMMUNICATIONS NEW	11,781	236,680

CONMED CORP	48,417	2,142,452

CONNECTONE BANCORP INC	5,080	94,945

CONNS INC	2,532	59,426

CONSOLIDATED COMM HLDGS INC	1,836	38,464

CONSOLIDATED TOMOKA LAND CO	367	19,345

CONSOLIDATED WATER CO LTD	5,400	66,501

CONSUMER PORTFOLIO SVCS INC	8,447	43,840

CONTANGO OIL & GAS CO	5,574	35,729

CONVERGYS CORP	93,556	2,336,927

COOPER TIRE & RUBBER COMPANY	18,907	715,630

COPA HOLDINGS SA CL A	9,309	449,252

CORE MOLDING TECH INC	1,300	16,679

CORELOGIC INC	38,489	1,303,238

CORE-MARK HOLDING CO INC	11,500	942,310

COVANTA HOLDING CORP	44,917	706,994

COVENANT TRANSPORT GROUP CL A	1,810	34,191

COVISINT CORP	3,847	9,618

COWEN GROUP INC A	46,002	176,188

CPI AEROSTRUCTURES INC	900	8,757

CRAFT BREW ALLIANCE INC	3,465	29,002

CREE INC	38,059	1,015,034

CROCS INC	16,020	164,045

CROSS COUNTRY HEALTHCARE INC	8,492	139,184

CRYOLIFE INC	4,244	45,750

CSG SYSTEMS INTL INC	24,310	874,674

CU BANCORP	257	6,518

CUBIC CORP	6,358	300,416

CULP INC	800	20,432

CUMULUS MEDIA INC CL A	19,529	6,447

CURTISS WRIGHT CORPORATION	19,233	1,317,461

CUSTOMERS BANCORP INC	2,774	75,508

CVB FINANCIAL CORP	37,956	646,770

CVR ENERGY INC	2,603	102,428

CYNOSURE INC CL A	6,771	302,461

CYPRESS SEMICONDUCTOR CORP	19,358	192,031

DAKTRONICS INC	886	7,726

DANA HOLDING CORP	945	13,041

DARDEN RESTAURANTS INC	8,475	539,349

DARLING INGREDIENTS INC	33,461	352,010

DATALINK CORP	3,347	22,760

DAWSON GEOPHYSICAL CO	6,297	21,788

DEAN FOODS CO	37,860	649,299

DECKERS OUTDOOR CORP	6,837	322,706

DEL FRISCOS RESTAURANT GP INC	9,921	158,934

DELEK US HOLDINGS INC	18,924	465,530

DEMAND MEDIA INC	3,014	16,577

DENBURY RESOURCES INC	34,407	69,502

DERMA SCIENCES INC	2,000	9,140

DESTINATION MATERNITY INC	396	3,453

DESTINATION XL GROUP INC	20,171	111,344

DEVRY EDUCATION GROUP INC	22,916	580,004

DHI GROUP INC	10,100	92,617

DHT HOLDINGS INC	30,204	244,350

DIAMOND FOODS INC	10,175	392,246

DIAMOND OFFSHORE DRILLING	20,687	436,496

DIGI INTERNATIONAL INC	12,120	137,926

DIGITALGLOBE INC	23,243	363,985

DILLARDS INC CL A	12,315	810,081

DIME COMMUNITY BANCSHARES INC	18,296	319,997

DINEEQUITY INC	2,238	191,550

DIODES INC	19,040	437,539

DIXIE GROUP INC	3,539	18,509

DOMTAR CORP	20,378	761,118

DONEGAL GROUP INC CL A	287	4,041

DONNELLEY R R & SONS CO	1,813	26,687

GLOBAL INDEMNITY PLC	579	16,803

DOUGLAS DYNAMICS INC	7,244	152,631

DOVER MOTORSPORTS INC	4,100	9,553

DR HORTON INC	3,707	118,735

DRIL-QUIP INC	279	16,525

DSP GROUP	12,470	117,717

DST SYSTEMS INC	17	1,939

DSW INC CL A	10,318	246,187

DTS INC	1,431	32,312

DUCOMMUN INC	6,029	97,790

DYCOM INDUSTRIES INC	18,029	1,261,309

DYNAMIC MATERIALS CORP	6,981	48,937

E TRADE FINANCIAL CORP	34,864	1,033,369

EASTMAN KODAK CO	15	188

ECHOSTAR CORP CL A	9,912	387,658

ECOLOGY INC	1,635	59,579

EDGEWELL PERSONAL CARE CO	867	67,947

ELECTRO RENT CORP	600	5,595

ELECTRO SCIENTIFIC INDS INC	181,581	942,405

ELECTRONICS FOR IMAGING INC	18,965	886,424

ELLIS (PERRY) INTL INC	11,890	219,014

EMC INSURANCE GROUP INC	546	13,814

EMCOR GROUP INC	9,881	474,683

EMCORE CORP	6,970	42,726

EMERGENT BIOSOL	16,200	648,162

EMERGENT CAPITAL INC	11,085	40,904

EMPLOYERS HOLDINGS INC	14,919	407,289

ENCORE CAP GROUP INC	19,250	559,790

ENCORE WIRE CORPORATION	6,077	225,396

ENDURANCE SPECIALTY HLDGS LTD	31,206	1,996,872

ENERGIZER HLDGS INC	4,207	143,290

ENERGY XXI (USA)	26,563	26,829

ENERNOC INC	5,100	19,635

ENERSYS INC	14,643	818,983

ENGILITY HOLDINGS INC	1,452	47,161

ENLINK MIDSTREAM LLC	2,517	37,982

ENNIS INC	8,746	168,361

ENOVA INTL INC	21,010	138,876

ENPRO INDUSTRIES INC	8,332	365,275

ENSIGN GROUP INC	12,600	285,642

ENSTAR GROUP LTD	10,000	1,500,400

ENTEGRIS INC	53,610	711,405

ENTERCOM COMM CORP CL A	4,300	48,289

ENTERPRISE FINL SVCS CORP	6,777	192,128

EPIQ SYSTEMS INC	1,775	23,199

EPLUS INC	3,350	312,421

ERA GROUP INC	3,187	35,535

ESCALADE	1,300	17,225

ESCO TECHNOLOGIES INC	3,915	141,801

ESPEY MFG.&ELECTRIC	272	7,077

ESSA BANCORP INC	3,403	46,553

ESSENDANT INC	8,755	285,851

ESTERLINE TECHNOLOGIES CORP	600	48,600

ETHAN ALLEN INTERIORS INC	4,898	136,262

EVERBANK FINANCIAL CORP	26,950	430,661

EVEREST REINSURANCE GROUP LTD	11,128	2,037,426

EVERI HOLDINGS INC	21,904	96,159

EVERYDAY HEALTH INC	601	3,618

EXACTECH INC	1,440	26,136

EXAR CORP	4,400	26,972

EXLSERVICE HOLDINGS INC	3,158	141,889

EXPRESS INC	19,972	345,116

EXTERRAN CORP	13,441	215,728

EZCORP INC CL A NON VTG	103,000	513,970

FABRINET	3,444	82,036

FAIRCHILD SEMICON INTL INC	24,361	504,516

FARMERS CAPITAL BANK CORP	503	13,636

FARO TECHNOLOGIES INC	2,981	87,999

FBL FINANCIAL GROUP INC CL A	2,800	178,192

FEDERAL AGRI MTG NON VTG CL C	3,241	102,318

FEDERAL MOGUL HLDGS CORP CL A	31,720	217,282

FEDERAL SIGNAL CORP	9,211	145,994

FEDERATED NATIONAL HOLDING CO	1,326	39,197

FIDELITY SOUTHERN CORP	4,456	99,413

FINANCIAL INSTITUTIONS INC	1,000	28,200

FINISAR CORP	34,727	504,931

FINISH LINE INC CL A	15,295	276,534

FIRST AMERICAN FINANCIAL CORP	12,133	435,575

FIRST BANCORP INC ME	144	2,948

FIRST BANCORP NC	3,651	68,712

FIRST BANCORP PUERTO RICO	21,298	69,219

FIRST BUSEY CORP	7,287	150,331

FIRST BUSINESS FIN SVCS INC	357	8,929

FIRST CITIZEN BANCSHARES INC A	820	211,945

FIRST COMMONWEALTH FINL CORP	36,921	334,873

FIRST COMMUNITY BANCSHARES INC	2,749	51,214

FIRST CONNECTICUT BANCORP	1,226	21,345

FIRST DEFIANCE FINL CORP	1,026	38,762

FIRST FINANCIAL BANCORP	30,850	562,396

FIRST FINANCIAL INDIANA	1,588	53,944

FIRST FINANCIAL NORTWEST INC	3,748	52,322

FIRST INTST BANCSYST INC CL A	7,088	206,048

FIRST MERCHANTS CORP	12,999	330,435

FIRST MIDWEST BANCORP INC DEL	30,670	568,008

FIRST NBC BANK HOLDING COMPANY	2,019	75,490

FIRST NIAGARA FINL GROUP INC	42,526	461,407

FIRST OF LONG ISLAND CORP	601	18,150

FIRST SOLAR INC	31,859	2,102,375

FIRST SOURCE CORP	2,871	88,628

FIRSTMERIT CORP	42,188	786,806

FIVE STAR QUALITY CARE INC	3,279	10,427

FLAGSTAR BANCORP INC	17,102	395,227

FLEXSTEEL IND	1,481	65,697

FLEXTRONICS INTERNATIONAL LTD	84,735	949,879

FLOTEK INDUSTRIES INC	900	10,296

FLUOR CORP	3,498	165,910

FLUSHING FINANCIAL CORP	12,900	279,156

FNB CORP PA	59,315	791,262

FORESTAR GROUP INC	39,723	434,570

FORMFACTOR INC	18,991	170,919

FORUM ENERGY TECHNOLOGIES INC	3,667	45,691

FOSTER L B CO CL A	3,870	52,864

FOX CHASE BANCORP INC NEW	378	7,670

FRANKLIN ELECTRIC CO. INC.	1,855	50,141

FREDS INC CL A	17,200	281,564

FREIGHTCAR AMERICA INC	5,925	115,123

FRESH DEL MONTE PRODUCE INC	26,760	1,040,429

FRONTIER COMMUNICATIONS CORP	272,002	1,270,249

FRP HOLDINGS INC	760	25,794

FTD COS INC	11,820	309,329

FTI CONSULTING INC	4,706	163,110

FUEL SYSTEMS SOLUTIONS INC	117,608	575,103

FULLER H B CO	15,516	565,869

FULTON FINANCIAL CORP	77,294	1,012,551

FURMANITE CORP	7,800	51,948

FUTUREFUEL CORP	13,949	188,312

G & K SERVICES INC CL A	4,625	290,913

GAIN CAPITAL HOLDINGS INC	16,565	134,342

GAMESTOP CORP CL A	35,840	1,004,954

GANNETT CO INC NEW	44,579	733,325

GASLOG LTD	9,636	79,979

GATX CORP	7,580	322,529

GENCO SHIPPING & TRADING LTD	2,650	3,949

GENERAL CABLE CORP DEL	13,576	182,326

GENERAL COMMUNICATIONS CL A	3,354	66,342

GENESCO INC	9,330	530,224

GENESEE & WYOMING INC CL A	2,200	118,118

GENTEX CORP	873	13,977

GEOSPACE TECHNOLOGIES CORP	1,361	19,149

GERMAN AMERICAN BANCORP INC	2,000	66,640

GIBRALTAR INDUSTRIES INC	10,477	266,535

G-III APPAREL GROUP LTD	15,580	689,571

GLACIER BANCORP INC	23,883	633,616

GLATFELTER	16,763	311,121

ASHLAND INC	8,500	872,950

GLOBAL POWER EQUIPMENT GROUP	7,030	24,464

GOLDEN OCEAN GROUP LTD	9,503	10,168

GOODYEAR TIRE & RUBBER CO	66,707	2,179,318

GORDMANS STORES INC	6,738	21,225

GORMAN-RUPP CO	1,000	26,730

GP STRATEGIES CORP	600	15,066

GRAHAM CORPORATION	600	10,092

GRAHAM HOLDINGS CO	1,527	740,549

GRANITE CONSTRUCTION INC	21,102	908,230

GRAPHIC PACKAGING HOLDING CO	7,993	102,950

GRAY TELEVISION INC	20,326	331,314

GREAT LAKES DREDGE & DOCK CORP	13,711	54,296

GREAT SOUTHERN BANCORP INC	3,400	154,632

GREATBATCH INC	9,363	491,558

GREEN BRICK PARTNERS INC	1,113	8,014

GREEN DOT CORP CLASS-A	46,300	760,246

GREEN PLAINS INC	12,241	280,319

GREENBRIER COMPANIES INC	10,591	345,478

GREENLIGHT CAPITAL RE LTD A	9,153	171,253

GREIF INC CL A	7,043	219,953

GRIFFON CORP	8,844	157,423

GROUP 1 AUTOMOTIVE INC	9,972	754,880

GUARANTY BANCORP	1,134	18,756

GUESS INC	41,500	783,520

GULF ISLAND FABRICATION INC	5,110	53,451

GULFMARK OFFSHORE INC CLASS A	11,094	51,809

GULFPORT ENERGY CORP	24,937	612,702

H&E EQUIPMENT SERVICES INC	1,300	22,724

HACKETT GROUP INC	12,100	195,657

HAEMONETICS CORP MASS	12,368	398,744

HALCON RESOURCES CORP	13,360	16,834

HALLADOR PETROLEUM CO	1,473	6,717

HALLMARK FIN SERVICES INC	447	5,225

HALYARD HEALTH INC	9,247	308,942

HANCOCK HOLDING CO	26,241	660,486

HANGER INC	5,290	87,021

HANMI FINANCIAL CORPORATION	10,244	244,422

HANOVER INSURANCE GROUP INC	17,900	1,455,986

HARDINGE INC	4,000	37,280

HARMAN INTL IND INC NEW	3,542	333,692

HARMONIC INC	50,877	207,069

HARRIS CORP	720	62,568

HARTE-HANKS INC	22,130	71,701

HARVARD BIOSCIENCES INC	12,612	43,764

HAVERTY FURNITURE COS INC	9,000	192,960

HAWAIIAN HLDGS INC	18,090	639,120

HAWAIIAN TELCOM HOLDCO INC	4,408	109,583

HAWKINS INC	5	179

HAYNES INTL INC	3,274	120,123

HCI GROUP INC	815	28,403

HEALTHWAYS INC	13,384	172,252

HEARTLAND FINANCIAL USA INC	5,583	175,083

HECLA MINING CO	119,043	224,991

HEIDRICK & STRUGGLES INTL INC	7,045	191,765

HELEN OF TROY LTD	9,378	883,877

HELIX ENERGY SOL GRP INC	22,732	119,570

HELMERICH & PAYNE INC	14,449	773,744

HERITAGE FINANCIAL CORP WASH	14,586	274,800

HHGREGG INC	12,045	44,085

HIGHER ONE HLDGS INC	4,100	13,284

HILLENBRAND INC	788	23,348

HILLTOP HLDGS I	10,730	206,231

HMS HOLDINGS CORP	5,700	70,338

HOLLYFRONTIER CORP	16,061	640,673

HOMESTREET INC	9,154	198,733

HOMETRUST BANCSHARES INC	3,852	78,003

HOOKER FURNITURE CORP	1,462	36,901

HORACE MANN EDUCATORS CORP	16,151	535,890

HORIZON BANCORP INDIANA	893	24,968

HORIZON GLOBAL CORP	2,999	31,100

HORNBECK OFFSHORE SERVICES INC	7,548	75,027

HORSEHEAD HOLDING CORP	14,736	30,209

HOUGHTON MIFFLIN HARCOURT CO	1,932	42,079

HOUSTON WIRE & CABLE CO	3,800	20,064

HRG GROUP INC	19,982	270,956

HUB GROUP INC CL A	7,097	233,846

HUDSON TECHNOLOGIES INC	1,767	5,248

HUNTSMAN CORP	83,844	953,306

HURCO INC	1,347	35,884

HURON CONSULTING GROUP INC	6,592	391,565

HUTCHINSON TECHNOLOGY INC	7,130	25,597

HYSTER-YALE MATRS	401	21,032

IAC/INTERACTIVECORP	2,302	138,235

IBERIABANK CORP	23,700	1,313,217

ICAD INC	2,800	14,476

ICF INTERNATIONAL INC	8,555	304,216

ICU MEDICAL INC	4,264	480,894

IDT CORP CL B NEW	4,461	52,015

II-VI INC.	25,479	472,890

IMATION CORP	5,202	7,127

IMPAX LABORATORIES INC	11,835	506,065

INDEPENDENT BANK CORP MASS	4,724	220,989

INDEPENDENT BANK GROUP INC	478	15,296

INFINITY PPTY & CASUALTY CORP	2,158	177,452

INGLES MARKETS INC-CL A	5,171	227,938

INGRAM MICRO INC CL A	54,857	1,666,556

INGREDION INC	23,675	2,279,666

INNERWORKINGS INC	2,711	20,333

INNOPHOS HOLDINGS INC	4,399	127,483

INNOSPEC INC	4,335	235,434

INSIGHT ENTERPRISES INC	1,200	30,144

INSTEEL INDUSTRIES INC	8,006	175,492

INTEGRA LIFESCIENCES HLDS CORP	10,500	711,690

INTEGRATED DEVICE TECH INC	44,600	1,175,210

INTELIQUENT INC	21,887	388,932

INTER PARFUMS INC	3,800	91,010

INTERACTIVE BROKERS GROUP INC	20,216	881,418

INTERNATIONAL BANCSHARES CORP	26,657	685,085

PACIFIC DRILLING SA (US)	14,891	12,508

INTERNATIONAL SHIPHOLDING CORP	2,200	3,190

INTERNATIONAL SPEEDW A (1/5VT)	8,700	293,364

INTERSIL CORPORATION CL A	33,452	426,848

INTERVAL LEISURE GROUP INC	487	7,602

INTEVAC INC	10,220	48,136

INTL FCSTONE INC	6,402	214,211

INTRALINKS HLDGS INC	16,643	150,952

INTRAWEST RESORTS HLDGS INC	3,296	25,775

INVENTURE FOODS	1,096	7,782

INVESTMENT TECH GROUP INC	33,200	565,064

INVESTORS BANCORP INC NEW	77,493	964,013

IRIDIUM COMMUNICATIONS INC	28,717	241,510

ITRON INC	2,839	102,715

ITT CORP	2,486	90,292

IXIA	1,458	18,123

IXYS CORP DEL	5,380	67,949

J2 GLOBAL INC	7,560	622,339

JABIL CIRCUIT INC	82,807	1,928,575

JACOBS ENGINEERING GROUP INC	37,341	1,566,455

JANUS CAPITAL GROUP INC	14,276	201,149

JETBLUE AIRWAYS CORP	89,090	2,017,889

JOURNAL MEDIA GROUP INC WI	4,612	55,436

JOY GLOBAL INC	5,475	69,095

K12 INC	10,707	94,222

KADANT INC	3,704	150,419

KAMAN CORP	43,837	1,796,879

KAPSTONE PAPER & PCKGING CORP	31,138	706,521

KAR AUCTION SERVICES INC	39,884	1,487,673

KB HOME	12,983	160,080

KCG HOLDINGS INC CL A	13,882	170,887

KELLY SERVICES INC CL A	17,219	278,087

KEMET CORP	2,400	5,688

KEMPER CORP	16,546	616,339

KEY ENERGY SERVICES INC	132,798	64,022

KIMBALL ELECTRONICS INC	8,394	92,250

KIMBALL INTL INC CL B	11,193	109,971

KINDRED HEALTHCARE INC	28,657	341,305

KIRBY CORP	13,095	689,059

KIRKLANDS INC	7,600	110,200

KLX INC W/I	12,125	373,329

KMG CHEMICALS INC	600	13,812

KNIGHT TRANSPORTATION INC	32,696	792,224

KNOWLES CORP	7,052	94,003

KORN/FERRY INTL	19,900	662,272

KOSMOS ENERGY LTD	18,288	95,098

KRATON PERFRMNCE POLYMERS INC	3,188	52,953

KRATOS DEFENSE & SEC SOLTN INC	31,358	128,568

KRONOS WORLDWIDE INC	1,000	5,640

KULICKE & SOFFA INDUSTRIES INC	129,595	1,512,374

KVH INDUSTRIES INC	800	7,536

LA QUINTA HOLDINGS INC	5,089	69,261

LA Z BOY INC	21,424	523,174

LADENBURG THALMANN FINL SVCS	8,200	22,632

LAKELAND BANCORP INC	4,615	54,411

LAKELAND FINANCIAL CORP	4,603	214,592

LANDEC CORP	5,429	64,225

LANDMARK BANCORP INC	576	15,132

LATTICE SEMICONDUCTOR CORP	30,842	199,548

LAYNE CHRISTENSEN CO	50,802	267,219

LEAR CORP NEW	10,201	1,252,989

LEGACYTEXAS FINANCIAL GRP INC	39,845	996,922

LEGG MASON INC	50,411	1,987,706

LEMAITRE VASCULAR INC	2,700	46,575

LEXMARK INTERNATIONAL INC CL A	36,700	1,190,915

LHC GROUP INC	6,635	300,499

LIBERTY TRIPADVISOR HOLDG A WI	22,732	689,689

LIBERTY VENTURES CL A	12,591	567,980

LIFEPOINT HEALTH INC	12,574	922,932

LIFETIME BRANDS INC	6,202	82,239

LIMELIGHT NETWORKS INC	3,135	4,577

LINDSAY CORP	699	50,608

LIQUIDITY SERVICES INC	3,090	20,085

LITTELFUSE INC	364	38,952

LMI AEROSPACE INC	2,245	22,607

LORAL SPACE & COMMUNIC LTD	1,792	72,952

LSB INDUSTRIES INC	8,252	59,827

LSI INDUSTRIES INC	3,710	45,225

LUMOS NETWORKS CORP - WI	4,287	48,014

LYDALL INC	1,300	46,124

LYON WILLIAM HOMES CLS A	4,907	80,966

M D C HOLDINGS INC	19,106	487,776

M/I HOMES INC	19,090	418,453

MADISON SQUARE GARDEN CO/THE	6,520	1,054,936

MAGELLAN HEALTH INC	11,769	725,677

MAGNACHIP SEMICONDUCTOR	8,849	46,811

MAIDEN HLDGS LTD	32,080	482,804

MAINSOURCE FINACIAL GROUP INC	3,045	69,670

MANITOWOC CO INC	29,410	451,444

MANPOWERGROUP INC	16,426	1,384,548

MANTECH INTL CORP CL A	9,475	286,524

MARCHEX INC	9,488	36,908

MARCUS CORP	1,500	28,455

MARINEMAX INC	6,580	121,204

MARLIN BUSINESS SERVICES CORP	2,164	34,754

MARRIOTT VACATIONS WORLD	14,800	847,300

MARTEN TRANSPORT LTD	14,842	262,703

MARTIN MARIETTA MATERIALS INC	360	49,169

MARVELL TECHNOLOGY GROUP LTD	200,976	1,772,608

MASTEC INC	71,100	1,235,718

MATADOR RESOURCES COMPANY	26,325	520,445

MATERION CORP	47,200	1,321,600

MATRIX SERVICE CO	10,669	219,141

MATSON INC	17,285	736,860

MATTHEWS INTL CORP CL A	8,907	476,079

MAXLINEAR INC CL A	40,087	590,482

MAXWELL TECHNOLOGIES INC	11,331	80,903

MB FINANCIAL INC	24,336	787,756

MBIA INC	61,585	399,071

MCDERMOTT INTL INC	105,624	353,840

MCEWEN MINING INC	24,025	25,467

MCGRATH RENTCORP	8,138	204,996

MEDASSETS INC	9,701	300,149

MEDIA GENERAL INC	6,927	111,871

MEDICINES CO	8,654	323,140

MENS WEARHOUSE INC	24,092	353,671

MENTOR GRAPHICS CORP	18,370	339,386

MERCANTILE BANK CORP	2,104	51,632

MERCER INTERNATIONAL INC	6,444	59,059

MERCHANTS BANCSHARES INC	656	20,657

MERCURY SYSTEMS INC	136,271	2,501,936

MEREDITH CORP.	12,081	522,503

MERIDIAN BANCORP INC	8,194	115,781

MERIT MEDICAL SYSTEMS INC	16,512	306,958

MERITAGE HOMES CORP	13,410	455,806

META FINL GROUP INC	746	34,361

METRO BANCORP INC	1,149	36,056

MGP INGREDIENTS INC	700	18,165

MICROSEMI CORP	28,629	933,019

MIDSOUTH BANCORP INC	1,839	16,864

MILLER INDUSTRIES INC TENN	5,750	125,235

MINERALS TECHNOLOGIES INC	10,808	495,655

MISTRAS GROUP INC	2,377	45,377

MITCHAM INDUSTRIES INC	900	2,709

MKS INSTRUMENTS INC	15,004	540,144

MOBILE MINI INC	13,191	410,636

MODINE MANUFACTURING CO	18,994	171,896

MODUSLINK GLOBAL SOLUTIO INC	9,387	23,280

MOLINA HEALTHCARE INC	18,666	1,122,387

MONARCH CASINO & RESORT INC	5,503	125,028

MONSTER WORLDWIDE INC	61,577	352,836

MOOG INC CL A	11,562	700,657

MOTORCAR PARTS OF AMERICA INC	1,390	46,996

MOVADO GROUP INC	919	23,627

MRC GLOBAL INC	33,933	437,736

MSG NETWORKS INC CL A	19,561	406,869

MUELLER INDUSTRIES INC	18,621	504,629

MULTI COLOR CO.	4,330	258,977

MULTI FINELINE ELECTRONIX INC	2,037	42,125

MURPHY OIL CORP	791	17,758

MURPHY USA INC	4,047	245,815

MYERS INDUSTRIES	13,087	176,086

MYR GROUP INC/DELAWARE	52,838	1,088,991

NABORS INDUSTRIES LTD	109,823	934,594

NACCO INDUSTRIES INC CL A	141	5,950

NASDAQ INC	26,183	1,523,065

NATIONAL BK HLDGS CORP	11,406	243,746

NATIONAL GEN HLDGS CORP	4,818	105,466

NATIONAL HEALTHCARE CORP	2,200	136,620

NATIONAL INTERSTATE CORP	6,501	173,577

NATIONAL PENN BANCSHARES INC	31,099	383,451

NATIONAL WESTN LIFE GRP INC- A	375	94,478

NATURAL GAS SERVICES GROUP	4,101	91,452

NATUS MEDICAL INC	2,388	114,743

NAVIENT CORP	54,112	619,582

NAVIGANT CONSULTING INC	15,485	248,689

NAVIGATORS GROUP INC	2,400	205,896

NBT BANCORP INC	5,443	151,751

NCR CORP	1,321	32,312

NEENAH PAPER INC	2,513	156,887

NELNET INC CL A	52,200	1,752,354

NEOPHOTONICS CO	8,018	87,075

NETGEAR INC	55,656	2,332,543

NEUSTAR INC CL A	1,850	44,345

NEW MEDIA INVSTMNT GRP INC	1,805	35,125

NEW YORK COMMUNITY BANCORP INC	63,292	1,032,925

NEW YORK TIMES CO CL A	27,237	365,521

NEWFIELD EXPLORATION CO	25,055	815,791

NEWPARK RESOURCES INC	118,300	624,624

NEWPORT CORP	10,527	167,063

NEWSTAR FINANCIAL INC	957	8,594

NMI HOLDINGS INC	10,906	73,834

NN INC	7,223	115,135

NOBLE CORP PLC	45,511	480,141

INTERNATIONAL GAME TECHNGY PLC	7,448	120,509

DORIAN LPG LTD	1,197	14,089

NOBLE ENERGY INC	2,821	92,896

NORDIC AMERICAN TANKER LTD	3,668	57,001

NORTHERN OIL AND GAS INC	7,754	29,930

NORTHFIELD BANCORP INC NEW	25,298	402,744

NORTHRIM BANCORP INC	727	19,338

NORTHWEST BANCSHARES INC	36,612	490,235

NORTHWEST PIPE CO	2,200	24,618

NOVATEL WIRELESS INC	13,943	23,285

NRG ENERGY INC	56,643	666,688

NUTRACEUTICAL INTL CORP	3,835	99,020

NUVASIVE INC	5,701	308,481

OASIS PETROLEUM INC	15,353	113,152

OCEANEERING INTERNATIONAL INC	5,607	210,375

OCEANFIRST FINANCIAL CORP	1,320	26,440

OCLARO INC	31,707	110,340

OFFICE DEPOT INC	53,237	300,257

OFG BANCORP	17,758	131,054

OIL STATES INTERNATIONAL INC	18,435	502,354

OLD NATIONAL BANCORP (IND)	40,753	552,611

OLD REPUBLIC INTL CORP	86,239	1,606,633

OLD SECOND BANCORP	1,055	8,271

OLIN CORP	33,550	579,073

OLYMPIC STEEL INC	4,828	55,908

OMEGA PROTEIN CORP	8,800	195,360

OMNICELL INC	14,235	442,424

OMNIVISION TECHNOLOGIES INC	51,543	1,495,778

OMNOVA SOLUTIONS INC	10,400	63,752

ON ASSIGNMENT INC	15,745	707,738

ON SEMICONDUCTOR CORP	10,354	101,469

ONEBEACON INSURANCE GROUP LTD	5,657	70,203

OPUS BANK	276	10,204

ORASURE TECHNOLOGIES INC	2,508	16,152

ORBCOMM INC	13,069	94,620

ORBITAL ATK INC	19,892	1,777,151

ORCHIDS PAPER PRODUCTS CO	2,149	66,447

ORION ENERGY SYSTEMS INC	3,100	6,727

ORION MARINE GROUP INC	11,100	46,287

ORITANI FINL CORP NEW	20,574	339,471

ORMAT TECHNOLOGIES INC	10,753	392,162

ORTHOFIX INTL NV (NASDQ)	710	27,839

OSHKOSH CORP	28,079	1,096,204

OSI SYSTEMS INC	4,830	428,228

OWENS AND MINOR INC	25,627	922,059

OWENS CORNING INC	38,990	1,840,328

OWENS ILLINOIS INC	334	5,818

PACIFIC CONTINENTAL CORP	1,295	19,270

ASCENT CAPITAL GROUP INC	3,904	65,275

PACIFIC MERCANTILE BANCORP	3,090	21,970

PACIFIC PREMIER BANCORP INC	1,019	21,654

PACWEST BANCORP	64,782	2,792,104

PAM TRANSPORTAION	944	26,045

PANHANDLE OIL & GAS CL A	2,200	35,552

PARK ELECTROCHEMICAL CORP.	5,300	80,348

PARK NATIONAL CORP	2,772	250,811

PARK OHIO HLDGS CORP	1,400	51,492

PARK STERLING CORP	8,562	62,674

PARKER DRILLING CO	48,983	89,149

PARTNERRE LTD	18,049	2,522,167

PATRIOT TRANSPORTATION HLD INC	253	5,870

PATTERSON-UTI ENERGY INC	84,142	1,268,861

PBF ENERGY INC CL A	28,905	1,063,993

PC CONNECTION INC	5,800	133,632

PDC ENERGY INC	4,621	246,669

PEAPACK GLADSTONE FINL CORP	1,306	26,930

PENNEY (J.C.) CO INC	64,978	432,753

PENSKE AUTOMOTIVE GROUP INC	27,692	1,172,479

PEOPLES BANCORP INC	3,695	69,614

PEOPLES UNITED FINANCIAL INC	119,608	1,931,669

PEP BOYS-MANNY MOE & JACK	3,798	69,921

PERCEPTRON INC	3,435	26,759

PERFICIENT INC	6,930	118,642

PHARMERICA CORP	17,800	623,000

PHH CORP	8,038	130,216

PHI INC NON VTG	2,106	34,559

PHOTRONIC INC	172,201	2,143,902

PICO HOLDINGS INC	1,900	19,608

PINNACLE FINL PARTNERS INC	6,186	317,713

PINNACLE FOODS INC	36,415	1,555,467

PIONEER ENERGY SVCS CORP	44,100	95,697

PIPER JAFFRAY COS	36,855	1,488,942

PLANTRONICS INC	2,289	108,544

PLEXUS CORP	13,743	479,906

PMC-SIERRA INC	63,530	738,219

POLYCOM INC	175,255	2,206,460

POPULAR INC	10,911	310,691

POST HOLDINGS INC	20,487	1,264,048

POWELL INDUSTRIES INC	1,604	41,752

POWERSECURE INTL INC	1,400	21,070

PREFERRED BANK LOS ANGELES	600	19,812

PRESTIGE BRANDS HOLDINGS INC	20,909	1,076,395

PRIMERICA INC	6,647	313,938

PRIVATEBANCORP INC	30,940	1,269,159

PROASSURANCE CORPORATION	20,300	1,011,752

PROGRESS SOFTWARE CORP	10,326	247,824

PROSPERITY BANCSHARES INC	12,022	578,980

PROVIDENCE SERVICE CORP	479	22,475

PROVIDENT FINANCIAL HLDGS INC	1,200	22,668

PROVIDENT FINANCIAL SVCS INC	15,373	309,766

PULASKI FINANCIAL CORP	550	8,778

PULTEGROUP INC	51,634	924,765

QCR HOLDINGS INC	752	18,296

QLOGIC CORP	35,800	436,760

QORVO INC	10,894	554,505

QUAD/GRAPHICS INC CL A	13,354	124,192

QUANEX BUILDING PRODUCTS	14,421	300,678

QUANTA SVCS INC	61,134	1,237,964

QUINSTREET INC	16,796	72,055

RADISYS CORP	1,500	4,155

RAVEN INDUSTRIES INC	2,029	31,652

RBC BEARINGS INC	1,364	88,101

RCI HOSPITALITY HOLDINGS INC	2,759	27,562

RE/MAX HOLDINGS INC CL A	349	13,018

READING INTL INC CL A	892	11,694

REALNETWORKS INC	4,000	17,000

REALOGY HOLDINGS CORP	8,674	318,076

RED LION HOTEL CORP	894	6,267

RED ROBIN GOURMET BURGERS INC	1,339	82,670

REGAL BELOIT CORP	11,037	648,424

REGIONAL MANAGEMENT CORP	2,871	44,414

REGIS CORPORATION	3,135	44,360

REINSURANCE GROUP OF AMERICA	21,975	1,879,961

RELIANCE STEEL & ALUMINUM CO	31,460	1,821,849

RENAISSANCERE HLDGS LTD	15,206	1,721,167

RENASANT CORP	6,183	212,757

RENEWABLE ENERGY GROUP INC	13,034	121,086

RENT A CTR INC	20,773	315,957

REPUBLIC AIRWAYS HOLDINGS INC	12,568	49,392

REPUBLIC BANCORP INC KY CL A	5,500	146,344

RESOLUTE FOREST PRODUCTS INC	2,376	17,986

RESOURCES CONNECTION INC	16,295	266,260

RETAILMENOT INC	2,586	25,653

REX AMERICAN RESOURCES CORP	4,000	216,280

RICE ENERGY INC	2,992	32,613

RLI CORP	4,341	268,057

ROADRUNNER TRANSPORTATION SYST	15,060	142,016

ROCKY BRANDS INC	3,100	35,836

ROFIN SINAR TECHNOLOGIES INC	4,664	124,902

ROGERS CORP	6,947	358,257

ROVI CORPORATION	30,833	513,678

ROWAN COMPANIES PLC	95,192	1,613,504

ROYAL GOLD INC	2,415	88,075

RPC INC	2,191	26,182

RPX CORP	21,311	234,421

RSP PERMIAN INC	6,450	157,316

RTI SURGICAL INC	18,555	73,663

RUBICON TECHNOLOGY INC	8,107	9,242

RUBY TUESDAY INC	134,501	741,101

RUDOLPH TECHNOLOGIES INC	6,331	90,027

RUSH ENTERPRISES INC CL A	8,322	182,169

RYDER SYSTEM INC	19,200	1,091,136

S & T BANCORP	5,596	172,469

SAFETY INSURANCE GROUP INC	7,565	426,515

SAGENT PHARMACEUTICALS INC	1,047	16,658

SAIA INC	2,289	50,930

SANDERSON FARMS INC	9,403	728,921

SANDY SPRING BANCORP INC	10,645	286,989

SANFILIPPO (JOHN B) & SON INC.	2,117	114,382

SANMINA CORP	33,971	699,123

SCANSOURCE INC	7,168	230,953

SCHNITZER STEEL INDS INC CL A	20,710	297,603

SCHOLASTIC CORP	4,048	156,091

SCHWEITZER-MAUDUIT INTL INC	3,042	127,734

SCICLONE PHARMACEUTICALS INC	15,209	139,923

SCORPIO TANKERS INC	55,896	448,286

SCRIPPS (EW) CO CL A	17,908	340,252

SEABOARD CORP	24	69,474

SEACHANGE INTL INC	23,776	160,250

SEACOAST BANKING CORP FLORIDA	2,599	38,933

SEACOR HOLDINGS INC	7,871	413,700

SEARS HOMETOWN&OUTLET STRS INC	3,370	26,960

SEASPINE HOLDINGS CORP	3,500	60,130

SEAWORLD ENTMT INC	4,467	87,955

SELECT MEDICAL HLDGS CORP	41,768	497,457

SELECTIVE INSURANCE GROUP INC	22,770	764,617

SENECA FOODS CORP CL A	1,175	34,052

SENSIENT TECHNOLOGIES CORP	4,216	264,849

SERVICE CORP INTERNATIONAL INC	35,717	929,356

SHENANDOAH TELECOM CO	9,342	402,173

SHILOH INDUSTRIES	6,300	33,012

SHIP FINANCE INTL LTD (NY)	17,328	287,125

SHOE CARNIVAL	5,961	138,295

SHORETEL INC	33,400	295,590

SHULMAN A INC	10,088	309,096

SHUTTERFLY INC	12,622	562,436

SIERRA BANCORP	814	14,367

SIGMA DESIGNS INC	11,800	74,576

SILICON LABORATORIES INC	6,496	315,316

SIMMONS 1ST NATL CORP CL A	3,839	198,054

SIMPSON MANUFACTURING CO	19,145	653,802

SINCLAIR BROADCAST GROUP CL A	1,178	38,332

SIZMEK INC	12,536	45,756

SKECHERS USA INC CL A	24,594	742,985

SKULLCANDY INC	21,900	103,587

SKYWEST INC	36,100	688,066

SL INDUSTRIES INC	600	19,128

SM ENERGY CO	14,455	284,185

SNYDERS LANCE INC	16,118	552,847

SONIC AUTOMOTIVE INC CL A	15,862	361,614

SONIC CORP	909	29,370

SONOCO PRODUCTS CO	22,058	901,510

SONUS NETWORKS INC	10,000	71,300

SOTHEBY’S	3,951	101,778

SOUTH STATE CORP	3,160	227,362

SOUTHSIDE BANCSHARES INC	1,406	33,772

SOUTHWEST BANCORP INC OKLA	7,862	137,428

SPAN-AMERICA MED SYSTEMS INC	547	10,858

SPARTAN MOTORS INC	14,800	46,028

SPARTANNASH CO	12,845	277,966

SPARTON CORP	616	12,314

SPECTRUM PHARMACEUTICAL INC	16,023	96,619

SPEEDWAY MOTORSPORTS	5,084	105,340

SPOK HOLDINGS INC	3,007	55,088

STAGE STORES INC	4,039	36,795

STANCORP FINL GROUP INC	16,532	1,882,664

STANDARD MOTOR PRODUCTS INC	1,511	57,494

STANDEX INTL CORP	894	74,336

STARTEK INC	139	498

STATE AUTO FINANCIAL CORP	1,018	20,961

STATE BANK FINANCIAL CORP	60,061	1,263,083

STEEL DYNAMICS INC	110,400	1,988,028

STEIN MART INC	7,961	54,175

STEPAN CO	736	36,572

STERLING BANCORP/DE	30,104	488,287

STERLING CONSTRUCTION CO INC	5,500	33,440

STEWART INFORMATION SERVICES	11,338	423,248

STIFEL FINANCIAL CORP	8,397	355,697

STILLWATER MINING CO	24,478	209,776

STOCK YARDS BANCORP INC	3,100	117,149

STONE ENERGY CORP	20,434	87,662

STONERIDGE INC	10,529	155,829

STRATTEC SEC CORP	155	8,756

SUFFOLK BANCORP	222	6,294

SUN BANCORP INC NJ	799	16,491

SUNCOKE ENERGY INC	28,300	98,201

SUPER MICRO COMPUTER INC	16,015	392,528

SUPERIOR ENERGY SERVICES INC	65,195	878,177

SUPERIOR INDUSTRIES INTL	7,494	139,388

SVB FINL GROUP	6,231	740,866

SYKES ENTERPRISES INC	17,748	546,283

SYMETRA FINANCIAL CORP	48,130	1,529,090

SYMMETRY SURGICAL INC	99	911

SYNERGY RESOURCES CORP	1,446	12,320

SYNNEX CORP	15,344	1,379,886

SYNOVUS FINANICAL CORP	44,119	1,433,868

TAKE-TWO INTERACTV SOFTWR INC	15,439	537,895

TAL INTL GROUP INC	12,628	200,785

TALMER BANCORP INC CL A	665	12,043

TANDY LEATHER FACTORY INC	1,300	9,542

TANGOE INC	900	7,551

TCF FINANCIAL CORPORATION	54,431	768,566

TEAM INC	1,583	50,593

TECH DATA CORP	15,429	1,024,177

TECHTARGET INC	2,469	19,826

TEEKAY CORP	1,238	12,219

TEEKAY TANKERS LTD CL A	12,286	84,528

TEGNA INC	85,920	2,204,707

TEJON RANCH CO	457	8,752

TELECOMMUNICATION SYST INC A	18,455	91,721

TELENAV INC	15,086	85,839

TELEPHONE & DATA SYSTEMS INC	38,716	1,002,357

TEREX CORP	9,352	172,825

TERRITORIAL BANCORP INC	3,682	102,139

TESCO CORP	15,193	109,997

TESSCO TECHNOLOGIES INC	800	15,576

TETRA TECH INC	8,603	223,850

TETRA TECHNOLOGIES INC	83,663	629,146

TEXAS CAPITAL BANCSHARES INC	10,959	541,594

TEXTAINER GROUP HLDGS LTD	12,457	175,768

THE CHILDRENS PLACE INC	9,116	504,571

THERMON GROUP HOLDINGS INC	2,136	36,141

THESTREET INC	2,600	3,900

THOR INDUSTRIES INC	3,633	205,083

TIDEWATER INC	15,810	110,038

TILLY’S INC	2,900	19,227

TIME INC	21,034	329,603

TIMKEN CO	6,613	189,066

TIMKENSTEEL CORP	6,322	52,978

TITAN INTERNATIONAL INC	96,112	379,162

TITAN MACHINERY INC	45,700	499,501

TOLL BROTHERS INC	4,920	163,836

TOMPKINS FINANCIAL CORP	700	39,312

TOOTSIE ROLL INDUSTRIES INC	829	26,263

TOPBUILD CORP W/I	3,486	107,264

TOWNE BANK	3,180	66,748

TRC COMPANIES INC	1,500	13,875

TRECORA RESOURCES	5,605	69,446

TREDEGAR CORP	2,798	38,417

TREEHOUSE FOODS INC	2,900	227,534

TREMOR VIDEO INC	4,600	9,476

TRI POINTE GROUP INC	35,491	449,671

TRIANGLE PETROLEUM CORP	3,508	2,701

TRICO BANCSHARES	7,386	202,672

TRIMAS CORP	7,499	139,856

TRINITY INDUSTRIES INC	51,910	1,246,878

TRIPLE-S MANAGEMENT CORP CL B	11,300	270,183

TRISTATE CAPITAL HOLDINGS INC	1,395	19,516

TRIUMPH GROUP INC	23,650	940,088

TRONOX LTD CL A	10,365	40,527

TRUEBLUE INC	7,821	201,469

TRUSTCO BANK CORP NY	29,367	182,241

TRUSTMARK CORP	27,416	631,665

TTM TECHNOLOGIES INC	30,972	201,628

TUMI HOLDINGS INC	1,045	17,378

TUTOR PERINI CORP	19,248	322,212

TWIN DISC INC	4,160	43,763

UFP TECHNOLOGIES INC	350	8,337

UGI CORP NEW	48,137	1,636,056

ULTRA CLEAN HOLDINGS INC	11,070	56,678

ULTRALIFE CORP	139	898

ULTRATECH INC	9,625	190,768

UMB FINANCIAL CORP	5,756	269,352

UMPQUA HOLDINGS CORP	58,814	944,553

UNIFIRST CORP	4,133	430,814

UNION BANKSHARES CORP	8,982	226,706

UNIT CORP	46,689	569,606

UNITED BANKSHARES INC. W VA.	22,704	847,313

UNITED CMNTY FINL CORP OHIO	3,271	19,299

UNITED COMMUNITY BANKS GA	6,321	123,576

UNITED FINL BANCORP INC NEW	18,329	236,078

UNITED FIRE GROUP INC	7,300	279,663

UNITED INS HLDGS CORP	900	15,390

UNITED ONLINE INC	8,442	99,531

UNITED RENTALS INC	1,335	96,841

UNITED STATES CELLULAR CORP	6,993	285,384

UNITED STATES LIME & MIN INC	320	17,587

UNITED STATES STEEL CORP	16,887	134,758

UNIVERSAL AMERICAN CORP NEW	17,176	120,232

UNIVERSAL CORP	871	48,846

UNIVERSAL ELECTRONICS INC	4,607	236,569

UNIVERSAL FOREST PRODUCTS INC	16,650	1,138,361

UNIVERSAL INSURANCE HLDGS INC	12,783	296,310

UNIVERSAL TECH INST INC	5,805	27,051

UNIVEST CORP PA	8,152	171,681

USA TRUCK INC	497	8,673

UTI WORLDWIDE INC	4,500	31,635

VAALCO ENERGY INC	500	800

VALIDUS HOLDING	27,918	1,292,324

VALLEY NATL BANCORP	91,097	907,326

VALMONT INDUSTRIES INC	1,285	136,718

VCA INC	14,700	808,500

VECTRUS INC	4,208	87,905

VEECO INSTRUMENT	1,449	29,791

VERA BRADLEY INC	8,700	137,112

VERITIV CORP	1,993	72,186

VERSAR	3,100	9,579

VIAD CORP	8,207	232,504

VIASAT INC	254	15,497

VIAVI SOLUTIONS INC	6,998	42,618

VILLAGE SUPER MKT INC CL A NEW	824	21,918

VISHAY INTERTECHNOLOGY INC	157,842	1,901,996

VISHAY PRECISION GROUP INC	2,304	26,081

VISTA OUTDOOR INC	16,784	747,056

VITAMIN SHOPPE INC	5,618	183,709

VONAGE HOLDINGS CORP	10,190	58,491

VOXX INTERNATIONAL CORP	8,941	47,030

VSE CORP	1,769	109,996

W&T OFFSHORE INC	30,758	71,051

WABASH NATIONAL CORP	15,722	185,991

WALKER & DUNLOP INC	4,998	143,992

WASHINGTON FEDERAL INC	44,291	1,055,455

WASHINGTON TR BANCORP INC	4,140	165,020

WASTE CONNECTIONS INC	30,764	1,732,628

WATERSTONE FINANCIAL INC	7,820	110,262

WATTS WATER TECH INC CL A	11,709	581,586

WAYSIDE TECHNOLOGY GROUP INC	800	14,672

WCI COMMUNITIES INC	5,817	129,603

WEIS MARKETS INC	1,537	68,089

WELLCARE HEALTH PLANS INC	1,300	101,673

WENDYS CO	160,508	1,728,671

WERNER ENTERPRISES INC	24,072	564,488

WESBANCO INC	11,139	336,955

WESCO AIRCRAFT HOLDINGS INC	38,482	460,630

WESCO INTERNATIONAL INC	7,012	306,284

WEST BANCORPORATION INC	1,884	37,209

WEST MARINE INC	87,334	741,466

WESTELL TECHNOLOGIES INC CL A	3,100	3,906

WESTERN REFINING INC	22,330	795,395

WESTLAKE CHEMICAL CORP	1,589	86,314

WESTROCK CO	1,868	85,218

WEYCO GROUP INC	39	1,051

WHITING PETROLEUM CORP	36,654	346,014

WILEY (JOHN) & SONS INC CL A	9,464	429,003

WILEY (JOHN) & SONS INC CL B	176	7,869

WILLBROS GROUP INC	19,631	52,807

WILLIAMS CLAYTON ENERGY INC	3,668	108,463

WILSHIRE BANCORP INC	30,532	354,477

WINDSTREAM HOLDINGS INC	39,587	260,878

WINTRUST FINANCIAL CORP	15,831	768,120

WOLVERINE WORLD WIDE INC	18,542	310,949

WOODWARD INC	4,219	209,516

WORLD FUEL SERVICES CORP	324	12,480

WORTHINGTON INDUSTRIES INC	1,716	51,720

WPX ENERGY INC	57,325	329,046

WSFS FINANCIAL CORP	9,900	320,364

XCERRA CORP	8,650	52,333

XO GROUP INC	5,379	86,387

XPO LOGISTICS INC	2,091	56,980

YADKIN FINANCIAL CORP	1,085	27,309

ZAGG INC	7,900	86,426

ZIONS BANCORP	71,798	1,960,085

ZUMIEZ INC	3,109	47,008

ZYNGA INC	122,648	328,697

DFA Small Mid Value Account		413,882,789

PIMCO Total Return Account

Mutual Funds

HIGH YIELD PORTFOLIO INSTL CL	4,830,497	34,006,702

PAPS SR FLOATNG RATE PORTFOLIO	97,725	928,387

PIMCO ASSET BACK SECS PORT-UNL	3,369,305	41,206,602

PIMCO EMMERG MKTS FD INST CL	3,897,879	33,872,565

PIMCO INTL PORT FUND(UNLISTED)	6,134,184	50,729,706

PIMCO INV GRD CORP PORT(UNLST)	8,930,174	84,122,237

PIMCO MTG PORT INSTL CL(UNLST)	10,311,995	110,235,231

PIMCO MUNI SECTR PORT INSTL CL	882,658	6,796,466

PIMCO REAL RETRN BD FD INST CL	8,678,713	73,682,272

PIMCO SHORT TM FLT NAV PORT II	5,446,644	54,503,338

PIMCO US GOVT SECTOR PORT INST	9,581,682	84,414,619

SSBK GOVT STIF FUND	14	14

PIMCO Total Return Account		574,498,139

Russell International Growth Account

Currency

AUSTRALIAN DOLLAR CURRENCY	40	29

BRAZILIAN REAL	3,475	878

BRITISH POUND STERLING CURRENCY	33	55,484

CANADIAN DOLLAR	13,057	9,436

EGYPTIAN POUND	797,802	101,890

EURO MONETARY UNIT.	353	384

HONG KONG DOLLAR	641	83

JAPANESE YEN	(958)	(8)

MALAYSIAN RINGGIT	30,722	7,155

SOUTH AFRICAN RAND CURRENCY	(1)	0

SOUTH KOREAN WON	2,616	2

TAIWAN DOLLAR	7,731,852	234,896

Futures

CAC40 10 EURO FUT JAN16 CFF6	34	(14,226)

FTSE 100 IDX FUT MAR16 Z H6	42	(17,337)

HANG SENG IDX FUT JAN16 HIF6	5	97

IBEX 35 INDX FUTR JAN16 IBF6	6	(6,534)

S&P/TSX 60 IX FUT MAR16 PTH6	15	(16,478)

SPI 200 FUT MAR16 XPH6	14	(8,416)

Mutual Funds

SSBK GOVT STIF FUND	27,829,999	27,831,804

Publicly-traded Common Stock

ABB LTD (REG) (SWIT)	116,806	2,094,485

ADVANCED SEMICONDUCTOR ENG INC	452,000	521,813

AIA GROUP LTD	1,540,800	9,264,622

AIR CHINA LIMITED H	568,000	447,801

AIR LIQUIDE SA	24,795	2,792,949

AIR LIQUIDE SA(PRIME FID 2017)	25,307	2,850,622

ALFA SAB DE CV CL A	407,300	805,879

ALIBABA GROUP HLD LTD SPON ADR	10,440	848,459

ALSEA SAB DE CV	114,400	397,275

AMADEUS IT HOLDING SA CL A	140,048	6,192,142

AMOREPACIFIC NEW	3,035	1,072,732

ANHEUSER BUSCH INBEV NV	39,023	4,851,503

ARM HOLDINGS PLC	163,327	2,501,670

ASSA ABLOY AB SER B	201,146	4,241,450

ASSOCIATED BRITISH FOODS PLC	0	12,782

ASTRAZENECA PLC (UK)	56,776	3,863,973

ATLAS COPCO AB SER A	94,157	2,324,520

AUSTRALIA & NZ BANKING GRP	292,558	5,954,313

BANK OF IRELAND (IRISH)	6,835,941	2,510,988

BANK RAKYAT INDONESIA TBK PT	1,025,700	850,100

BAYER AG	71,067	8,943,473

BB SEGURIDADE PARTICIPACOES SA	56,500	347,462

BEIERSDORF AG	60,271	5,512,439

BEIJING ENTERPRISES HLDGS LTD	114,000	690,615

BGF RETAIL	3,542	518,675

BHARTI INFRATEL LTD	104,146	673,422

BNP PARIBAS (FRAN)	42,308	2,401,442

BRITISH AMERICAN TOBACCO PLC	60,399	3,357,706

BURBERRY GROUP PLC	82,396	1,463,935

CAIXABANK SA	467,216	1,631,899

CANADIAN NATL RAILWAY CO	172,542	9,641,647

CANADIAN NATL RESOURCES LTD	101,100	2,208,023

CATCHER TECHNOLOGY CO LTD	78,000	654,028

CEMEX SAB DE CV SPON ADR	104,200	580,394

CETIP SA MERCADOS ORGANIZADO	61,400	587,645

CHINA CONSTRUCTION BANK CORP H	2,446,000	1,675,894

CHINA LIFE INS CO LTD H	234,000	756,344

CHINA MERCHANTS HLD INT CO LTD	184,000	585,235

CHINA MOBILE LIMITED	121,900	1,376,281

CHINA OVERSEAS LAND & INV LTD	258,000	905,491

CHINA PETROL & CHEM CORP H	776,000	468,601

CHINATRUST FI(JPM)(CWT)3/9/16	1,258,948	646,379

CJ E&M CORP	5,688	390,086

CNOOC LTD	231,000	240,537

COGNIZANT TECH SOLUTIONS CL A	19,100	1,146,382

COMMERCIAL INTL BK EGYPT SAE	76,834	372,883

COMMONWEALTH BK OF AUSTRALIA	53,847	3,356,053

COMPASS GROUP PLC	631,347	10,936,098

COSAN SA INDUSTRIA E COMERCIO	97,500	621,043

CREDICORP LTD (USA)	4,400	428,208

CRRC CORP LTD H	451,000	557,491

DANONE SA	85,632	5,795,813

DAVIDE CAMPARI SPA MILANO	322,946	2,807,693

DBS GROUP HOLDINGS LTD	360,000	4,237,534

DENSO CORP	174,400	8,441,775

DEUTSCHE TELEKOM AG (REGD)	138,579	2,513,526

DIAGEO PLC	227,665	6,230,855

DSV DE SAMMENSLUT VOGN	63,322	2,505,328

ECLAT TEXTILE CO LTD	49,000	675,097

EISAI CO LTD	66,900	4,487,830

ELECTROLUX AB SER B	67,671	1,644,989

EMAAR PROPERTIES	233,629	361,925

ENGIE	233,245	4,138,045

ERSTE GROUP BANK AG	30,874	970,293

ESSILOR INTERNATIONAL SA(FRAN)	28,752	3,594,879

FANUC CORPORATION	27,500	4,822,996

FIRSTRAND LIMITED	152,968	419,092

FMTC INR UNREALIZED GAIN/LOSS	1	0

FOMENTO ECONO MEX(FEMSA)SP ADR	40,713	3,759,846

FUCHS PETROLU SE (GERW) PFD	77,665	3,671,506

GALP ENERGIA SGPS SA	308,594	3,595,108

GEBERIT AG (REG)	11,476	3,897,899

GLOBAL BRANDS GROUP HLDG LTD	4,214,000	799,295

GREAT WALL MOTOR CO LTD H	382,500	445,671

GRUMA SAB CL B	26,900	377,329

GRUPO FINANCIERO BANORTE SAB	175,200	965,636

HDFC BANK LTD (DEMAT)	50,638	1,023,760

HDFC BANK LTD SPON ADR	105,614	6,505,822

HEIDELBERGCEMENT AG (GERW)	27,546	2,263,731

HENDERSON GROUP PLC	509,505	2,325,444

HENGAN INTL GRP CO LTD	383,500	3,622,196

HENNES & MAURITZ AB B	160,066	5,728,392

HONDA MOTOR CO LTD	176,000	5,757,577

HOWDEN JOINERY GROUP PLC	543,722	4,220,187

HOYA CORP	166,400	6,895,781

HSBC HOLDINGS PLC (UK REG)	929,803	7,349,777

HYUNDAI MOTOR CO	8,392	1,078,223

ICICI BANK LTD (DEMAT)	180,702	713,321

ICICI BANK LTD SPONS ADR	330,800	2,590,164

IMPERIAL OIL LTD	0	3,107

INDOFOOD SUKSES MAKMR (DEMAT)	825,300	309,824

INFINEON TECHNOLOGIES AG	198,412	2,912,005

ING GROEP NV CVA	480,778	6,504,944

INNER MONG A (JPM) (CWT) 10/19	159,400	403,308

INPEX CORP	358,300	3,533,963

INTERCONTINENTAL HOTELS GP PLC	194,854	7,635,205

INTERTEK GROUP PLC	130,451	5,340,473

ITAU UNIBANCO HLDG SA SPON ADR	62,900	412,419

JAMES HARDIE INDUSTRES PLC CDI	158,826	2,036,211

JBS SA	120,900	377,407

JULIUS BAER GRUPPE AG	72,759	3,534,797

KASIKORNBANK PCL NVDR	124,500	520,479

KEYENCE CORP	16,400	9,152,727

KOC HLDG AS	165,497	620,245

KOMERCNI BANKA AS	1,608	320,119

KONE OYJ B	51,283	2,183,015

LARGAN PREN CO LTD CWT 8/17/20	3,200	220,683

LG CHEMICAL LTD	3,064	866,855

LINDE AG	33,588	4,887,586

LOJAS RENNER SA	132,100	575,586

L’OREAL SA (PRIME FIDE 2018)	23,304	3,933,069

L’OREAL SA ORD	30,705	5,182,153

LUKOIL PJSC SPONS ADR	19,032	632,162

LVMH MOET HENNESSY LOUIS VU SE	26,660	4,198,152

MAGNIT PJSC (RUB)	815	125,354

MAGNIT PJSC (USD)	3,104	477,421

MAIL.RU GROUP LTD GDR REGS	27,452	619,043

MARUTI SUZUKI (UBS) CWT 2/9/16	12,627	881,505

MATAHARI DEPARTMENT STORE TBK	465,500	594,327

MEDICLINIC INTERNATIONAL LTD	83,443	642,077

METROPOLITAN BANK & TRUST CO	513,000	880,053

MITSUBISHI UFJ FINL GRP INC	317,900	2,002,430

MOBILEYE NV	61,574	2,603,349

MTN GROUP LTD	41,029	352,560

NASPERS LTD N SHS	11,948	1,637,877

NESTLE SA (REG)	200,896	14,952,872

NIDEC CORP	33,000	2,426,232

NINTENDO CO LTD	17,500	2,439,473

NOVARTIS AG (REG)	73,716	6,388,327

NOVO-NORDISK AS CL B	94,340	5,493,733

NXP SEMICONDUCTORS NV	30,113	2,537,020

OLYMPUS CORP	44,200	1,765,132

ONO PHARMACEUTICAL CO LTD	47,400	8,553,650

OTP BANK (REG)	33,590	694,486

PEGATRON CORP	143,000	312,796

PERNOD-RICARD	47,597	5,441,579

PING AN INSURANCE CO LTD H	142,000	787,866

PRESIDENT CHAIN(HSBC)(CWT)9/24	106,000	661,775

PRUDENTIAL PLC	94,963	2,143,315

PTT PCL NVDR	68,800	466,311

RANDSTAD HOLDINGS NV	97,982	6,125,906

RATIONAL AG	5,018	2,289,846

RECKITT BENCKISER GROUP PLC	35,395	3,277,382

RICHEMONT CIE FINANCIERE SA A	82,523	5,940,404

ROCHE HLDGS AG (GENUSSCHEINE)	85,627	23,629,496

ROLLS-ROYCE HOLDINGS PLC	405,654	3,438,587

ROTORK PLC	1,388,480	3,739,681

RYANAIR HOLDINGS PLC SPON ADR	28,305	2,447,250

SAFRAN SA	40,260	2,772,599

SAMSONITE INTERNATIONAL S.A.	734,700	2,208,826

SAMSUNG ELECTRONICS CO LTD	2,733	2,975,404

SAMSUNG LIFE INSURANCE CO(PEND	7,363	700,427

SANDS CHINA LTD	1,082,000	3,706,699

SAP SE	183,325	14,619,384

SBERBANK OF RUSSIA (RUS)	334,480	463,965

SBERBANK-SPONSORED ADR	120,790	710,245

SCHINDLER HOLDING AG PART CERT	36,114	6,057,460

SCHNEIDER ELECTRIC SE	146,518	8,369,047

SEVEN & I HOLDINGS CO LTD	84,800	3,915,637

SHANGHAI INTL (JPM) CWT 11/19	112,300	510,514

SHIMANO INC	30,200	4,707,954

SHINHAN FINANCIAL GROUP CO LTD	27,448	945,871

SINOPHARM GROUP CO LTD H	162,800	653,296

SKY PLC	531,925	8,719,901

SM INVESTMENTS CORP	33,270	612,579

SMC CORP	9,300	2,458,180

SMITH & NEPHEW PLC	70,316	1,252,211

SONY CORP	135,800	3,391,752

SPIRAX-SARCO ENGINEERING PLC	96,318	4,661,597

SVENSKA HANDELSBANKEN SER A	465,378	6,224,189

SWATCH GROUP AG (BR)	6,002	2,098,543

TAIWAN SEMIC MFG CO LTD SP ADR	746,794	16,989,564

TATA CONSULTANCY SERVICES LTD	74,952	2,758,744

TAV HAVALIMANLARI HOLDING ASA	31,753	198,048

TENAGA NASIONAL BHD	218,500	677,867

TENCENT HOLDINGS LIMITED	295,700	5,818,576

THE FOSCHINI GROUP LTD	62,788	494,428

TIGER BRANDS LTD	17,249	352,944

TRANSURBAN GROUP STAPLED UNIT	14,829	115,569

UBS GROUP AG	352,451	6,868,853

UCB SA	43,725	3,954,935

ULTRATECH CEMCO LTD	15,720	660,211

UNICHARM CORP	134,500	2,780,081

UNILEVER NV CVA (BEARER)	128,667	5,607,837

UNIONE DI BANCHE ITALIANE RT	187,002	2

UNIONE DI BANCHE ITALIANE SCPA	375,294	2,528,675

VIPSHOP HLDGS LTD ADR	140,000	2,137,800

WANT WANT CHINA HOLDINGS LTD	3,058,312	2,276,948

WORLDPAY GROUP PLC	496,461	2,249,076

WPP PLC NEW (UK)	374,008	8,617,797

YANDEX NV CL A	59,500	935,340

YUM BRANDS INC	80,356	5,870,006

ZALANDO SE	76,595	3,029,922

ZEE ENTERTAINMT ENT LTD(DEMAT)	138,172	912,534

Russell International Growth Account		609,127,009

Russell International Value Account

Currency

AUSTRALIAN DOLLAR CURRENCY	248,862	251,623

BRITISH POUND STERLING CURRENCY	56,225	64,410

CANADIAN DOLLAR	103,072	74,491

CHILEAN PESO	1,258,802	1,777

DANISH KRONE	4,247	58,254

EURO MONETARY UNIT.	187,747	298,040

HONG KONG DOLLAR	858,983	55,024

ISRAELI SHEKEL	639,400	164,328

JAPANESE YEN	15,407,866	335,623

MALAYSIAN RINGGIT	(4)	(1)

NEW ZEALAND DOLLAR CURRENCY	8,850	6,053

NORWEGIAN KRONA	1,047,088	(37,832)

POLAND ZLOTY NEW	1	0

SINGAPORE DOLLAR CURRENCY	155,843	109,911

SOUTH KOREAN WON	2,039	1

SWEDISH KRONA CURRENCY	47,375	51,975

SWISS FRANC	36,112	23,189

TAIWAN DOLLAR	664,610	17,727

TURKISH LIRA (NEW)	18,392	6,306

Forward Currency Contracts

CURRENCY CONTRACT - USD	(47,163,122)	(511)

JAPANESE YEN	7,497,300	110

Futures

FTSE 100 IDX FUT MAR16 Z H6	188	(77,602)

HANG SENG IDX FUT JAN16 HIF6	7	135

MINI MSCI EMG MKT MAR16 MESH6	400	(40,000)

S&P/TSX 60 IX FUT MAR16 PTH6	19	(20,872)

S&P500 EMINI FUT MAR16 ESH6	64	(61,440)

SPI 200 FUT MAR16 XPH6	19	(11,422)

YEN DENOM NIKKE FUT MAR16 NHH6	135	(84,238)

Mutual Funds

SSBK GOVT STIF FUND	36,899,442	36,901,450

SSBK STIF FUND	236,716	236,775

Publicly-traded Common Stock

3I GROUP PLC	164,363	1,181,474

ABB LTD (REG) (SWIT)	354,713	6,360,468

ABB LTD SPON ADR	28,400	503,532

ACCIONA SA	2,310	198,522

ACS ACTIVIDADES CONST Y SRV SA	13,330	391,349

ACTELION LTD (REGD)	10,880	1,516,422

ADECCO SA (UNITARY REGD)	19,570	1,346,219

ADIDAS AG	4,450	434,808

AEGON NV	151,793	862,746

AERCAP HOLDINGS NV	6,600	284,856

AGFA GEVAERT NV	5,100	29,042

AHOLD NV (KONINKLIJKE)	279,620	5,918,006

AIRBUS GROUP SE	36,500	2,459,315

ALLIANZ SE (REGD)	11,755	2,089,310

AMADEUS IT HOLDING SA CL A	18,770	829,905

AMEC FOSTER WHEELER PLC	40,350	263,930

ANHEUSER BUSCH INBEV NV	10,850	1,348,918

AOYAMA TRADING CO LTD	12,500	487,229

ASTELLAS PHARMA INC	41,500	597,839

ATKINS (WS) PLC	4,151	100,217

ATOS SE	19,960	1,680,009

AUTO TRADER GROUP PLC	81,112	530,914

AVIVA PLC	189,163	1,438,939

AXIS BK LTD (MLSW) CWT 6/13/18	323,425	2,193,896

BAKKAFROST	3,694	109,255

BALKRISHNA IND(MQ BK)(CWT)6/16	97,446	953,096

BANCO DE SABADELL SA	947,800	1,684,085

BANCO SANTANDER SA (SPAIN)	614,919	3,045,944

BANGKOK BNK PUBLIC CO LTD(FOR)	58,100	249,346

BANK HANDLOWY W WARSZAWIE SA	39,038	715,545

BANK HAPOALIM LTD (REG)	132,701	685,502

BANK LEUMI LE-ISRAEL BM	86,812	301,198

BANK OF MONTREAL	34,700	1,958,066

BANKERS PETROLEUM LTD	85,400	62,953

BANRO CORP WT 03/31/17 144A	5,616	0

BARCLAYS PLC ORD	482,138	1,555,871

BAVARIAN NORDIC A/S	6,145	319,903

BAYTEX ENERGY CORP	44,200	143,106

BEIJING ENTERPRISES HLDGS LTD	260,500	1,578,116

BERENDSEN PLC	9,908	157,603

BERKELEY GRP HLDGS PLC	21,033	1,176,191

BILLERUDKORSNAS AB	39,599	737,428

BLUESCOPE STEEL LTD	84,200	271,809

BNP PARIBAS (FRAN)	37,560	2,131,941

BOARDWALK REIT UNIT	7,100	249,477

BOLIDEN AB (SWED)	64,680	1,094,927

BOLSA MEXICANA DE VALORES SA	937,700	1,243,774

BOUYGUES ORD	59,775	2,373,981

BP PLC	1,371,589	7,157,867

BP PLC SPON ADR	29,300	915,918

BPOST SA	1,820	44,680

BURSA MALAYSIA BHD	745,300	1,449,460

BW LPG LTD	25,100	207,001

CALSONIC KANSEI CORP	10,000	89,604

CALTEX AUSTRALIA LTD	21,800	598,889

CANADIAN IMP BK OF COMMERCE	21,200	1,414,763

CANON INC	185,400	5,784,350

CAP GEMINI SA (FF40)	2,300	213,959

CARNIVAL PLC	13,850	789,347

CASINO GUICHARD PERRACHON ORD	5,312	244,854

CCL INDUSTRIES INC B NON VTG	1,800	291,874

CENTRAL JAPAN RAILWAY CO	6,300	1,132,160

CERVECERIAS UNIDAS SA CIA	123,350	1,392,684

CEZ AS	71,125	1,270,922

CHAROEN POKPHAND FOODS (FOR)	2,332,800	1,185,840

CHINA HONGXING SPORTS LTD	3,613,000	146,518

CHINA MENGNIU DAIRY CO LTD	985,980	1,608,091

CHINA MOBILE LIMITED	327,950	3,702,637

CHRISTIAN DIOR SE	4,042	688,547

CHUBB LTD	11,775	1,383,798

CIA HERING SA	247,000	949,604

CIMIC GROUP LTD	26,800	474,559

CLP HLDGS LTD	169,000	1,435,946

CNH INDUSTRIAL NV	49,885	341,213

CNH INDUSTRIAL NV(IT)	198,830	1,369,938

COCA COLA WEST COMPANY LTD	22,300	459,748

COCA-COLA ICECEK SANAYI AS	110,878	1,412,018

COMMERZBANK AG	5,900	61,374

COMPAL ELECTRONICS INC	1,488,000	836,311

CONTAINER (MACQUARIE)(CWT)2/16	115,690	2,294,351

CONTINENTAL AG	4,600	1,122,537

CREDIT AGRICOLE SA	106,800	1,262,786

CREDIT SUISSE GROUP AG	172,092	3,726,713

CRH PLC (UK)	98,055	2,849,133

CSR LTD	213,000	448,566

CTBC FINL HLDG CO LTD	2,626,557	1,348,548

DAI ICHI LIFE INSURANCE CO	54,600	924,423

DAIHATSU MOTOR CO	133,200	1,818,555

DAIICHI SANKYO CO LTD	2,200	45,951

DAIMLER AG (GERW)	43,571	3,673,474

DAIRY CREST GROUP PLC	193,213	1,936,875

DANSKE BK AS	146,378	3,947,636

DELTA ELECTRONICS THAI (FOR)	884,400	1,879,350

DELTA LLOYD NV	74,653	441,748

DERWENT LONDON PLC	3,320	179,720

DEUTSCHE BOERSE AG	52,654	4,657,277

DEUTSCHE TELEKOM AG (REGD)	226,212	4,103,001

DIRECT LINE INSURANCE GRP PLC	26,700	160,397

DOMINION DIAMOND CORP	7,400	75,702

DOWNER EDI LTD	138,800	364,117

ELECTROLUX AB SER B	15,348	373,089

EMBRAER S A SPON ADR	62,700	1,854,841

ENEL (ENTE NAZ ENERG ELET) SPA	719,825	3,044,594

ENI SPA	595,118	8,925,073

ERSTE GROUP BANK AG	70,060	2,201,141

EVOLUTION MINING LTD	327,200	331,419

EVONIK INDUSTRIES AG	34,769	1,156,794

EVRAZ PLC	107,200	115,760

FAURECIA SA	33,331	1,340,593

FED BANK LTD(ML) (CWT) 6/25/18	1,047,010	885,601

FIAT CHRYSLER AUTOMOBILES (IT)	9,570	134,371

FIRST GULF BANK	419,990	1,446,467

FLIGHT CENTRE TRVL GRP LTD	1,800	52,322

FOMENTO ECONO MEX(FEMSA)SP ADR	13,617	1,257,530

FORMOSA INTL HOTELS CORP	122,623	847,513

FUJI ELECTRIC CO LTD	493,500	2,098,078

FUJI HEAVY INDUSTRIES LTD	29,000	1,212,887

FUJITSU LTD	602,000	3,039,676

GAM HOLDING LTD	25,575	426,420

GAMESA CORPORACION TECNOLOG SA	40,030	688,211

GAZPROM PJSC SPON ADR	316,375	1,168,215

GERRESHEIMER AG	8,103	635,700

GIANT MANUFACTURING CO LTD	135,000	898,195

GLAXOSMITHKLINE PLC	394,141	8,086,013

GLENCORE PLC	141,200	188,340

GREAT PORTLAND ESTATES PLC	61,069	746,065

GREAT WEST LIFECO INC	10,600	264,521

GRUPO FINANCIERO BANORTE SAB	210,400	1,159,645

GUANGDONG INVESTMENTS LTD	665,500	942,857

H&R REIT / H&R FIN TR STAPLED	51,100	740,446

HAIER ELECTRONICS GRP CO LTD	1,016,975	2,062,806

HAMMERSON PLC	70,200	620,933

HANA FINANCIAL GROUP INC	43,590	892,006

HANKOOK TIRE CO LTD/NEW	25,523	1,030,467

HAZAMA ANDO CORP	20,400	111,169

HEINEKEN HOLDING NV	4,390	338,729

HEINEKEN NV	16,262	1,392,081

HELVETIA HOLDING AG	1,786	1,009,261

HITACHI LTD	340,700	1,960,099

HOCHTIEF AG	2,370	221,167

HON HAI PRECISION IND CO LTD	211,766	519,829

HONDA MOTOR CO LTD	246,800	8,073,694

HONGKONG LAND HLDGS LTD	108,300	758,100

HOYA CORP	30,200	1,251,518

HSBC HOLDINGS PLC (UK REG)	231,286	1,828,237

HYSAN DEVELOPMENT CO LTD	95,000	389,191

IBERDROLA SA	615,561	4,381,694

IHI CORPORATION	512,000	1,435,534

IIDA GROUP HOLDINGS CO LTD	107,400	2,019,419

IMPERIAL BRANDS PLC	148,540	7,853,634

IMPERIAL HOLDINGS LTD (SOAF)	172,398	1,330,580

INCHCAPE PLC	88,110	1,019,650

INDEPENDENCE GROUP NL	74,000	136,966

INDIVIOR PLC	120,800	334,441

INDRA SISTEMAS SA	46,625	439,256

ING GROEP NV CVA	325,720	4,407,004

INTACT FINL CORP	17,500	1,121,558

INTERNATIONAL CONS AIRLNS (SP)	5,100	45,864

INTRUM JUSTITIA AB (SWED)	3,450	117,950

IPSEN PROMESSES	10,020	664,243

ISRAEL DISCOUNT BANK LTD CL A	203,090	368,495

ITOCHU CORP	179,100	2,148,693

JARDINE CYCLE & CARRIAGE LTD	62,000	1,523,873

JB HI-FI LTD	32,000	455,175

JERONIMO MARTINS & FILHO SGPS	136,783	1,783,044

JOY GLOBAL INC	7,700	97,174

JSE LIMITED	179,094	1,482,317

JUMBO SA	86,222	908,907

KAKEN PHARMACEUTICAL CO LTD	13,300	919,531

KALBE FARMA PT (DEMAT)	11,196,900	1,072,173

KAO CORP	47,300	2,476,467

KBC GROUPE SA	14,775	925,992

KDDI CORP	60,900	1,598,058

KERRY PROPERTIES LTD	130,000	354,772

KINGFISHER PLC	428,655	2,082,187

KONICA MINOLTA INC	16,000	162,669

KONINKLIJKE PHILIPS NV	79,090	2,025,007

KPN (KON) NV	684,525	2,597,725

KT CORP	55,712	1,339,162

KURARAY CO LTD	14,300	177,746

LAND SECURITIES GROUP PLC	3,580	62,548

LANXESS AG	14,940	692,954

LLOYDS BANKING GROUP PLC	1,736,639	1,870,704

LONZA GROUP AG	10,052	1,636,862

M DIAS BRANCO SA	64,250	1,091,661

MABUCHI MOTOR CO LTD	14,200	790,720

MARUTI SUZUKI INDIA LTD (LOC)	37,186	2,595,996

MEDIASET ESPANA COMUNICACIN SA	49,570	540,318

MEDIPAL HOLDINGS CORP	5,800	100,081

MERCK KGAA	11,734	1,142,190

METRO AG	21,420	688,103

MINDTREE (CLSA) (CWT) 4/23/20	33,068	716,112

MITSUBISHI TANABE PHARMA CORP	19,200	334,816

MITSUBISHI UFJ FINL GRP INC	389,000	2,450,285

MITSUI ENGG & SHIPBLDG CO LTD	84,000	139,773

MMI HOLDINGS LTD	811,358	1,154,211

MONDI PLC	54,710	1,075,917

MONEYSUPERMARKET.COM GROUP PLC	55,400	299,731

MORINAGA & CO LTD	19,000	101,169

MORRISON (WM) SUPERMARKETS	83,400	182,209

MS&AD INSURANCE GRP HLDGS INC	31,800	944,515

MTN GROUP LTD	49,417	424,638

MUNICH REINSURANCE (REG)	9,989	2,003,391

NAMPAK LTD	667,743	1,072,966

NATIONAL GRID PLC	480,088	6,739,796

NATIXIS	77,325	438,400

NESTLE SA (REG)	71,145	5,295,387

NEWS CORP NEW CL A	136,200	1,819,632

NEWS CORP NEW CL B	21,485	299,931

NEXON CO LTD	57,800	954,076

NIPPON SUISAN KAISHA LTD	103,000	581,863

NIPPON TELEGRAPH & TELEPHONE	53,200	2,140,482

NIPPON TELEVISION HOLDINGS INC	13,600	250,739

NN GROUP NV	80,003	2,830,003

NOBLE GROUP LTD	154,600	43,614

NOKIAN TYRES OYJ	45,352	1,631,376

NORTHERN STAR RESOURCES LTD	85,100	172,394

NOVARTIS AG (REG)	69,070	5,985,698

NTT DOCOMO INC	259,400	5,360,868

OC OERLIKON CORP AG (REGD)	102,120	912,514

ORIX CORP	108,600	1,550,009

ORKLA ASA	187,864	1,487,775

OSRAM LICHT AG	15,931	671,572

OTP BANK (REG)	155,650	3,218,124

OZ MINERALS LTD	46,800	138,118

PERSIMMON PLC ORD	10,280	307,187

PEUGEOT SA	78,450	1,381,566

PHILIP MORRIS INTL INC	16,600	1,476,238

POSCO	7,550	1,108,159

POWSZECHNY ZALKAD UBEZPIEC SA	174,510	1,513,474

PREMIER OIL PLC	334,900	239,449

PRYSMIAN SPA	51,660	1,137,427

PUBLICIS GROUPE SA	27,626	1,842,784

QANTAS AIRWAYS LTD	513,716	1,531,070

QBE INSURANCE GROUP LTD	227,844	2,090,317

QINETIQ GROUP PLC	69,800	278,754

RANDSTAD HOLDINGS NV	2,330	145,673

RECKITT BENCKISER GROUP PLC	20,190	1,869,483

RENAULT SA ORD	2,710	272,804

REUNERT LTD	200,423	884,894

RHEINMETALL AG ORD	5,180	346,093

RIO TINTO PLC (REGD)	21,575	629,597

RITCHIE BROS AUCTIONEERS (USA)	26,700	643,737

ROCHE HLDGS AG (GENUSSCHEINE)	6,509	1,796,213

ROLLS-ROYCE HOLDINGS PLC	148,968	1,262,750

RONA INC	3,600	32,131

ROYAL BANK OF CANADA	8,400	450,141

ROYAL BANK OF SCOTLAND GRP PLC	349,540	1,556,181

ROYAL DUTCH SHELL PLC CL A(NL)	283,010	6,488,002

ROYAL MAIL PLC	117,500	781,215

RSA INSURANCE GROUP PLC	253,832	1,595,959

RWE AG	160,646	2,044,356

SABMILLER PLC (UK)	18,685	1,120,961

SAFRAN SA	5,310	365,686

SALINI IMPREGILO SPA	41,000	178,673

SAMSUNG ELECTRONICS CO LTD	1,700	1,850,782

SANDFIRE RESOURCES NL	75,600	310,155

SANDS CHINA LTD	275,200	942,776

SANOFI	112,757	9,631,540

SAP SE	57,022	4,547,260

SARAS SPA	146,200	283,447

SCENTRE GROUP STAPLED UNIT	1	3

SCHAEFFLER AG	18,410	325,115

SCHNEIDER ELECTRIC SE	38,525	2,200,532

SEADRILL LTD (NORW)	20,200	69,717

SECURITY BANK CORP	779,409	2,358,574

SHINHAN FINANCIAL GROUP CO LTD	43,627	1,503,406

SHINKO ELEC INDS CO LTD	10,200	66,362

SIEMENS AG (REGD)	20,050	1,958,426

SINGAPORE TELECOM LTD (SING)	1,004,300	2,647,629

SINO LAND CO	40,000	58,632

SK HYNIX INC	51,839	1,369,570

SMART REAL ESTATE INVEST TRUST	25,300	554,517

SMITH (DS) PLC	778,465	4,552,581

SOCIETE GENERALE SA CL A	41,820	1,934,716

SOHO CHINA LTD	81,337	39,461

SOMPO JAPAN NIPPONKOA HOLD INC	42,900	1,431,606

ST GOBAIN CIE DE	73,955	3,202,768

STAR ENTERTAINMENT GRP LTD/THE	233,600	864,740

STATOIL ASA	23,670	330,783

STMICROELECTRONICS NV (ITAL)	14,100	96,000

STMICROELECTRONICS NV(SICOVAM)	170,600	1,145,955

STROEER SE	760	47,821

SUBSEA 7 SA	66,900	476,526

SUMITOMO CORP	147,500	1,522,308

SUMITOMO DAINIPPON PHAR CO LTD	9,500	113,104

SUMITOMO MITSUI FINL GROUP INC	68,900	2,640,321

SUMITOMO MITSUI TR HLDGS INC	94,000	360,531

SUMITOMO OSAKA CEMENT CO LTD	164,000	607,180

SUN HUNG KAI PROPERTIES LTD	98,000	1,183,579

SUZUKEN CO LTD	11,600	446,358

SVENSKA CELLULOSA AB CL B	12,740	372,023

SWIRE PROPERTIES LTD	190,800	551,470

SWISS LIFE HLDGS AG (NEW)	9,253	2,506,329

SWISS RE LTD	14,910	1,461,079

SYNGENTA AG (SWIT)	11,538	4,519,127

TAIWAN SEMIC MFG CO LTD SP ADR	21,760	495,040

TAIWAN SEMICONDUCT MFG CO LTD	495,000	2,150,474

TAKEDA PHARMACEUTICAL CO LTD	96,400	4,864,312

TARO PHARMACEUTICALS IND	1,200	185,460

TDC A/S	156,806	785,263

TECHNIP SA	20,300	1,008,961

TECO ELECT & MACHINERY CO LTD	1,074,900	858,849

TELECOM ITALIA SPA	1,324,050	1,690,721

TELEFONICA SA	277,688	3,088,692

TELEKOMUNIKASI INDO B (DEMAT)	1,801,600	405,801

TELENOR AS	75,760	1,269,278

TELIASONERA AB (SWED)	682,492	3,411,065

TESCO PLC	1,395,080	3,074,657

TEVA PHARMACEUTICAL IND ADR	64,700	4,246,908

TEVA PHARMACEUTICAL IND LTD	16,890	1,104,730

THOMSON REUTERS CORP	5,000	189,384

TIGER BRANDS LTD	32,711	669,322

TOFAS TURK OTOMOBIL FABRIKASI	330,702	2,148,815

TOKIO MARINE HOLDINGS INC	102,000	3,998,702

TOKYO STEEL MFG CO LTD	37,300	234,609

TOPPAN PRINTING LTD	119,000	1,107,875

TOTAL SA (FRAN)	57,172	2,601,764

TOTVS SA	114,800	905,970

TOYOTA MOTOR CORP	13,800	859,723

TRANSOCEAN LTD	8,275	102,445

TRANSOCEAN LTD (SWISS)	38,230	477,112

TRAVELSKY TECHNOLOGY LTD H	1,231,000	2,026,769

TRAVIS PERKINS PLC	73,407	2,135,114

TREND MICRO INC	30,200	1,267,598

TURK SISE VE CAM FABRIKALARI	1,361,425	1,489,146

UBS GROUP AG	111,780	2,178,460

ULVAC INC	4,000	114,647

UNILEVER NV CVA (BEARER)	27,625	1,204,011

UNILEVER PLC ORD	100,606	4,340,391

UNITED OVERSEAS BANK (LOC)	357,582	4,993,525

USIMINAS PN (PFD REG) A SHRS	400,500	156,910

VALLOUREC SA	73,217	684,290

VESTAS WIND SYSTEMS AS	16,440	1,158,212

VGI GL MEDIA PCL (FOR) WT 7/18	834,130	14,366

VGI GLOBAL MEDIA PCL(FOR)	12,091,939	1,242,783

VODAFONE GROUP PLC	1,241,856	4,113,316

VOLKSWAGEN AG PFD	13,438	1,953,251

WEST JAPAN RAILWAY CO	5,900	412,035

WESTON GEORGE LTD	13,600	1,055,261

WESTPORTS HOLDINGS BHD	1,822,395	1,748,752

WHARF HOLDINGS LTD	112,000	621,415

WHEELOCK & CO LTD	85,000	358,094

WILLIS GROUP HOLDINGS PLC	39,375	1,912,444

WPP PLC NEW (UK)	143,926	3,316,307

XL GROUP PLC	33,000	1,292,940

YANDEX NV CL A	47,414	745,348

YANGZIJIANG SHIPBLDG HLDGS LTD	768,500	596,199

YARA INTERNATIONAL ASA	5,310	229,697

YUE YUEN INDUSTRIAL HLDGS LTD	683,195	2,322,848

ZURICH INSURANCE GROUP AG	15,358	3,962,168

Russell International Value Account		539,686,477

Investments held by trustee, at fair value		13,582,604,176

Participant loans* Interest 3.25%-9.00%, maturing through March 2044		111,386,236

Total Investments		$13,693,990,412

 *  Party-in-interest

 ** Information not presented because investments are participant directed